
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933


Name of issuer

13 Stripes Brewery LLC

Legal status of issuer
Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

South Carolina

Date of organization

1/21/2014

Physical address of issuer

250 Mill St, Suite PW 3101, Taylors, SC 29687, US

Website of issuer

https://13stripesbrewery.com/

Name of intermediary through which the offering will be conducted

Vicinity LLC

CIK number of intermediary

0001798542

SEC file number of intermediary

7-223

CRD number, if applicable, of intermediary

307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

Vicinity receives a 6% commission based on the dollar amount received from US investors in the Offering for all payments received up to $1,200,000.

Vicinity will also receive a 1% transaction fee from all payments from the Company to investors, which will be deducted from the payments to investors.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

2% of the total amount raised in the form of the securities offered to the public on this Offering.

Type of security offered

Preferred Units

Target number of Securities to be offered

79,393

Price (or method for determining price)

The pre-money valuation of the Company is $2,800,000 and the Company has issued 101,010 Units. The price per Unit is equal to the pre-money valuation ($2,800,000) divided by the total 101,010 Units, which is $27.72 per unit. If the Company raises the full $2,200,000 at $27.72 per unit, it will result in a total of 180,403 units outstanding, and a post-money valuation of $5,000,000.

Bonus Units. The Company will provide membership-based bonus allocations as set forth below to eligible investors at the time of their investment. Eligibility will be determined by the Company in its sole discretion. Bonus allocations are awarded in the form of Bonus Units rounded up to the nearest whole unit and do not represent additional capital contributions. If Subscriber is eligible for the Bonus Units in both Sections 1 and 2, Subscriber will only receive the Bonus Units set forth in Section 1. Subscriber must be an active member of the applicable tier group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased Preferred Units, except that the purchase price for Bonus Units will be $0.00 and such Bonus Units will not represent additional capital contributions.

1.   **VentureSouth Members**. If the Subscriber is an active member of VentureSouth, a subscription tier of Vicinity Capital, LLC, at the time of his, her or its investment, he, she or it will receive, at no additional cost, Bonus Units equal to ten percent (10%) of the number of Non-Voting Preferred Units purchased by Subscriber pursuant to this Agreement.

2.   **Vicinity Venture Club Members**. If the Subscriber is an active member of Vicinity Venture Club, a subscription tier of Vicinity Capital, LLC, at the time of his, her or its investment, he, she or it will receive, at no additional cost, Bonus Units equal to ten percent (5%) of the number of Non-Voting Preferred Units purchased by Subscriber pursuant to this Agreement.

Investors may not combine or "stack" membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased Class A Units, except that the purchase price for Bonus Units will be deemed to be $0.00 and such Units will not represent additional capital contributions.

Target offering amount

$700,000.00

Oversubscriptions accepted:
■ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
■ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)

$1,200,000

Deadline to reach the target offering amount

10/31/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees 16

SEE Financial Statements Exhibit A

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$227,048.68	$320,303.17
Cash and Cash Equivalents	$42,741.65	$49,567.79
Accounts Receivable	$11,612.30	$10,984.80
Short-Term Debt	$156,672.18	$115,984.72
Long-Term Debt	$327,451.56	$335,464.34

Revenue/Sales	$1,049,407.84	$1,396,410.29
Costs of Goods Sold	$346,660.62	$464,945.72
Taxes Paid	$15,808.68	$24,716.75
Net Income	$-125,929.17	$25,228.20

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, Ml, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, Rl, SC, SD, TN, TX, UT, VT, VA, WA, WV, Wl, WY, PR, VI

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

OFFERING MEMORANDUM PART OF FORM C
AUGUST 18, 2025
13 STRIPES BREWERY LLC

13 Stripes Brewery LLC

Up to $1,200,000 of Non-Voting Preferred Units

13 Stripe Brewery LLC ("13 Stripes", the "Company," "we," "us," or "our"), is offering up to $1,200,000.00 worth of Non-Voting Preferred Units (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors." The minimum offering is $700,000 (the "Target Amount" or "Minimum Amount").

This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $10,000 by 10/31/2025. Unless the Company raises at least the Target Amount (Minimum Amount) of $10,000 under the Regulation Crowdfunding Offering by 10/31/2025, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions exceeding the Target Amount for the Offering up to $1,200,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to 10/31/2025, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that Investors who have committed funds are provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $2,500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time. The Securities will be sold via Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities—The Securities." To purchase the Securities, a prospective investor must complete the purchase process through the Intermediary ("Portal"). Purchasers may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Portal can reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

These statements reflect the management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY

1. Name of issuer: 13 Stripes Brewery LLC

ELIGIBILITY

2. ☐ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years

immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

DIRECTORS OF THE COMPANY

Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's Principal Business
Jeremy Bailey	5/13/2017 - present	Co-Founder and Head Brewer of the Company	5/13/2017 - present	250 Mill St, Suite PW3101 Taylors, SC 29687
Kenworth Reeves, Jr.	5/13/2017 - present	Self-Employed Entrepreneur	8/1/2022 - present	9105 Warren H Abernathy Hwy, Spartanburg, SC 29301
Aaron Robinson	5/13/2017 - present	Co-Founder and Chief Operating Officer of the Company	5/13/2017 - present	250 Mill St, Suite PW3101 Taylors, SC 29687
Michael Robinson	5/13/2017 - present	Production Staff	8/1/2024- present	Methodical Coffee, 101 N Main Street, Greenville, SC 29601

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

- From June 30, 2020 to present, **Jeremy Bailey** has served as Co-Founder and Head Brewer and oversees the brewery's full brewing operations, from recipe development to production and quality control.
- From June 30, 2020 to present, **Aaron Robinson** has served as Co-Founder and Chief Operating Officer and manages day-to-day operational strategy, facility buildout, logistics, construction oversight, and guides the brewery's vision of being a community-focused gathering space.
- From August 1, 2024 to present, **Michael Robinson** has served as Production Staff for Methodical Coffee, where he packages and delivers products for the company. From August 1, 2022 to August 1, 2024, Michael Robinson worked as Head of Brewing at 13 Stripes where he oversaw brewing operations.
- From August 1, 2022 to present, **Kenworth Reeves** has worked as a self-employed entrepreneur.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

See above.

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

OFFICERS OF THE COMPANY

Officer	Dates of Service
Jeremy Bailey, Head of Brewing Operations	5/13/2017 - date
Aaron Robinson, Chief Operating Officer of the Company	5/13/2017 - date

Kenworth Reeves, Jr. provides marketing services to the Company on an outsourced basis.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

See answer to Question 3.

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Number and Class of Securities Now Held	Percent of Voting Power Prior to Offering
American IRA, LLC FBO Jason O'Neal IRA	13,334 Units	Economic Interest Owner, No voting power
Brandon Andrews	8,061 Units	Economic Interest Owner, No voting power
Robert Andrews	9,547 Units	Economic Interest Owner, No voting power
Jeremy Bailey	13,334 Units	19.03%
Kenworth Reeves, Jr.	19,933 Units	28.45%
Aaron Robinson	13,334 Units	19.03%
Michael Robinson	23,467 Units	33.49%

7.	Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BUSINESS AND ANTICIPATED BUSINESS PLAN

13 Stripes Brewery is more than just a place to enjoy exceptional beer; it's a testament to the spirit of independence and community. The Company's name reflects the original thirteen colonies, symbolizing unity and a shared vision. It draws inspiration from history to create beers that tell a story, fostering a sense of belonging among the patrons.

13 Stripes Brewery is entering an exciting new phase with its upcoming move to Hampton Station, one of Greenville's most vibrant and creative community destinations. Nestled along the Swamp Rabbit Trail, Hampton Station offers the ideal environment to grow its brand—surrounded by fellow craft businesses, artisan shops, and a high-traffic, experience-driven audience. This move is more than just a change of location—it's the launchpad for the Company's next stage of growth.

8.	Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. The Company's success includes its need to conduct product development, expand sales, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance its brand, expand its product offerings, improve function and benefits, attract, integrate and maintain qualified personnel, and rely upon acceptance and growth in targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by it for capital needs for their operations are reasonable, but it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with operating a new business.

The Company has limited proof of the business model. Markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources and be able to bring competing products to market. Greater financial, research and development, operational and marketing research and experience may allow the Company's competitors to respond more quickly with new alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely and be negatively affected by efforts to build volume or react to negative competition.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. The Company might need to reduce sales and marketing, technical, or other expenses. Were recurring revenue to decrease further, cuts would be needed and would hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, it may need to raise more capital in the future to continue. Even if the Company has successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

The Company has minimal operating capital. Even if the Company raises $1.2M in this offering for the foreseeable future, it will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that the Company will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our investors. The Company has no significant assets or financial resources other than described herein so the failure to raise significant operating capital could put your investment dollars at significant risk.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from sales of craft beer. The Company may generate but retain some or all of the earnings for growth and development of the business and accordingly not make distributions to owners of Units. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company is very dependent on its founders. If anything catastrophic were to happen to the Company's founders: Jeremy Bailey, Kenworth Reeves, Aaron Robinson and Michael Robinson, the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent . Also, the Company's future success may depend on the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect its business, financial condition, and operating results.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or out commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine customer confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from sales. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the owners. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that the portal intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Potential Tax Liabilities for Investors Due to Pass through Status
As a limited liability company, we are treated as a partnership for federal income tax purposes. This means that any taxable income or loss will be allocated to our members, including investors in this offering, whether or not any cash distributions are made. You will receive a Form K-1 from the Company that reflects these allocations. You may be required to pay taxes on your share of our taxable income even if you do not receive any cash distributions from us to pay those taxes. As a result, you may have to use funds from other sources to pay your tax liability.

Risks Related to Relocation and Construction of New Premises
The Company intends to use the proceeds from its offering to relocate its brewery and restaurant operations to a new location. There are significant risks associated with this move that could adversely affect our business, financial condition, and results of operations. There can be no assurance that the new location will be completed on schedule or within the projected budget. Construction projects are subject to various uncertainties, including delays in obtaining necessary permits and approvals, unforeseen site conditions, labor shortages, supply chain disruptions, and increases in the cost of materials and labor. Any such delays or cost overruns could result in increased expenses and a longer period before the new location becomes operational, which could negatively impact our revenue and cash flow.

Furthermore, even if the new location is completed on time and within budget, there is no guarantee that it will be successful. The new site may not attract the anticipated customer base, and we may face challenges in establishing our brand in a new area. Additionally, operational issues related to the transition, such as staff retention, equipment installation, and regulatory compliance, could further impact our ability to operate efficiently and profitably. Investors should be aware that these risks could materially and adversely affect the Company's prospects and the value of their investment.

Risks Related to the Securities

The Company can Repurchase the Units. The Company has the right to repurchase the investors' Non-Voting Preferred Units at a price determined by a contractual formula. The redemption price may not reflect the future value of the redeemed units. If the Company exercises this right, investors will be required to sell their Non-Voting Preferred Units and will lose the opportunity to participate in any future appreciation in value, distributions, or liquidity events that occur after their Non-Voting Preferred Units have been redeemed. This could materially reduce your expected return from an investment in the Company.

The Units will not be freely tradable until one year after the initial purchase date. Although the Units may be tradable under federal securities, law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units. Because the Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are certain methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The holders of the Units may be significantly diluted as a consequence of subsequent financings. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Units will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company's right of first refusal may limit your ability to transfer your Securities. Under the terms of the Company's operating agreement, if you wish to sell or transfer your Securities, the Company has a right of first refusal to purchase those Securities on the same terms as any proposed sale to a third party. This right of first refusal in favor of the Company may limit the liquidity and marketability of the Non-Voting Preferred Units. This may discourage third parties from making offers or delay the sale process, potentially resulting in a lower price or inability to sell the units at all. As a result, investors may find it more difficult to exit their investment or realize the full value of their units.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect the Company. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9.   What is the purpose of this offering?
        The purpose of this offering is to raise capital for the issuer in accordance with the rules and regulations associated with Section 4(a)(6) of the Securities Act of 1933. For specific capital uses, see Question 10.

USE OF PROCEEDS

13 Stripes Brewery LLC intends to use the net proceeds of this offering for working capital and general corporate purposes focused on expanding its regional presence and moving to Hampton Station, developing new beers and enhancing its taproom experience, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described below, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10.   How does the issuer intend to use the proceeds of this offering?

        If we raise: $700,000, the Company intends to use the proceeds as follows:

30%	Expand Brewing Capacity – The new space provides the infrastructure and flexibility needed to scale production and improve distribution across the region.
55%	Enhance the Taproom Experience – Our new taproom at Hampton Station will be more accessible, more immersive, and a more powerful brand showcase—offering guests a premium experience in a destination setting.
5%	Develop New Beer Styles – With additional brewing space and equipment, we can experiment with seasonal and specialty releases while preserving the legacy of our traditional-style offerings.
10%	Increase Regional Presence – The visibility and foot traffic at Hampton Station will boost our brand awareness and accelerate our push to become a household name across the Southeast.

_____

If we raise: $1,200,000, the Company intends to use the proceeds as follows:

25%	Expand Brewing Capacity – The new space provides the infrastructure and flexibility needed to scale production and improve distribution across the region.
66%	Enhance the Taproom Experience – Our new taproom at Hampton Station will be more accessible, more immersive, and a more powerful brand showcase—offering guests a premium experience in a destination setting.
4%	Develop New Beer Styles – With additional brewing space and equipment, we can experiment with seasonal and specialty releases while preserving the legacy of our traditional-style offerings.
5%	Increase Regional Presence – The visibility and foot traffic at Hampton Station will boost our brand awareness and accelerate our push to become a household name across the Southeast.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing

of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No

(b) How will the issuer complete the transaction and deliver securities to the Investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). See the Subscription Agreement for additional details. Portal will notify Investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1.   Investor Commitment. The Investor will submit, through Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Subscription Agreement"), using the Investor's electronic signature.

2.   Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the Portal website. After the offering closes, the Company will countersign the Subscription Agreement. The executed Subscription Agreement will then be sent to the Investor via email, and is also available to download on the "My Investments" screen.

3.   Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Portal.

4.   Progress of the Offering. The Company will email the Investor periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target-offering amount is met.

5.   Closing: Original Deadline. Unless we meet the target-offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Portal Profile.

6.   Early Closings. If the Company meets the target-offering amount prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Portal Profile. We will reschedule the offering deadline, and at least five days prior to the

new deadline, the company will notify Investors by email and through the "My Investments" screen.

At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7.   Book Entry. Investments may be in book entry form. This means the Investor may not receive a certificate representing his or her investment.

Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Company will also email the Investor the Subscription Agreement again. The Subscription Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12.   How can an Investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The PORTAL will notify Investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the Information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor will receive. If a material change occurs within five business days of the maximum number of days the offering

is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, Identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Subscription Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the Investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, Investor commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 500 the total number of Investors who will be allowed to invest through the offering that are not "Accredited Investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 500 non-accredited Investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

13. Describe the terms of the securities being offered.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering and the Securities—"The Securities."

To view a copy of the Subscription Agreement you will subscribe please see Exhibit A. The main terms of the Non-Voting Preferred Units are provided below.

Pursuant to the Company's Amended and Restated Operating Agreement (the "Operating Agreement"), holders of Non-Voting Preferred Units are classified as Economic Interest Owners, not Members. They are entitled to allocations and distributions as described in the Operating Agreement but do not have voting rights on company matters unless required by law or specifically provided in the Operating Agreement. Non-Voting Preferred Unit holders cannot participate in management, vote on company matters, inspect company records, or receive company information beyond their economic rights.

Preferred Return

Each Non-Voting Preferred Unit is entitled to a cumulative, but non-compounding, Preferred Return (the "Preferred Return") of 8% per year on the holder's Unreturned Preferred Capital Contribution (as defined in the Operating Agreement, or in other words, their investment. This is calculated as of December 31 for each year and prorated for partial years.

Distribution Waterfall

The order of distributions is: first, Non-Voting Preferred Units for unpaid Preferred Return. Second, to Non-Voting Preferred Units for return of capital. Third, to Common Units in an amount equal to the aggregate distributions made to Non-Voting Preferred Units. Fourth, to both Non-Voting Preferred and Common Units pro rata.

Redemption

Once all Non-Voting Preferred Unit holders have received their full Preferred Return and return of capital, the company may redeem Non-Voting Preferred Units at a price equal to the greater of (i) the Deemed Fair Market Value per unit, or (ii) two times the aggregate capital contributions for the unit minus aggregate distributions received for that unit (if positive). Deemed Fair Market value of a Non-Voting Preferred Unit means the quotient obtained by dividing (A) the Company's trailing twelve month net revenues for the period ending the month prior to delivery of the applicable Redemption Notice (as defined in the Operating Agreement), by(B) the aggregate number of Units then outstanding at the time of determination (taking into account all Non-Voting Preferred Units to be redeemed as of such particular Redemption Date). If the company is sold within six months of a redemption, former holders may receive an additional payment if the sale would have resulted in a higher distribution than the redemption price.

Take Along Rights

In the event of an approved sale of the company, Non-Voting Preferred Unit holders must participate and sell their units on the same terms as other equity owners, receiving the same form and proportion of consideration as they would in a liquidation.

Liquidity Event

All equity owners, including Non-Voting Preferred Unit holders, must participate in the sale and sell their units on the same terms as other owners. Each owner receives the same form and proportion of consideration as they would in a complete liquidation, based on the distribution waterfall set forth above. If the consideration includes securities and an owner is not an accredited investor, that owner may receive cash of equivalent value instead. Any owner who fails to participate as required may have their units sold on their behalf by the Company's officers, and their rights in the Company cease upon payment.

Termination of the Company:

The Company is dissolved only by expiration of its term or written agreement of the Members. Upon dissolution, the Board liquidates assets, settles liabilities (including to equity owners who are creditors), and establishes reserves for contingencies. Remaining assets are distributed according to the distribution waterfall. No owner is required to restore a deficit capital account, and if assets are insufficient to return all capital, owners have no recourse against each other. After all distributions, the Company files articles of termination and ceases to exist.

Right of First Refusal on Non-Voting Preferred Units

The Company's Amended and Restated Operating Agreement provides that if a holder of Non-Voting Preferred Units wishes to sell their units to an independent third party, the Company (and its designated assignees) has a right of first refusal to purchase those units on the same terms as the third-party offer. The selling holder must first present a bona fide written offer from an unaffiliated third party to the Company, which then has 30 days to decide whether to purchase the units. If the Company (and any assignees) declines, the selling holder may sell the units to the third party on the same terms within a specified period.

The foregoing is a summary only and is qualified by reference to the Operating Agreement filed with the SEC in connection with this Offering.

Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes
    ☐ No Explain:
    No Voting Rights

    _____

16. How may the terms of the securities being offered be modified?

Any amendment to the Company's Operating Agreement that would affect the rights of Non-Voting Preferred Unit holders in certain key sections (including those governing their rights, distributions, and transferability) requires approval by holders of a majority of the outstanding Non-Voting Preferred Units.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an Accredited Investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "Accredited Investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The company has 2 classes of Units authorized, 101,010 Common Units and _____ Non-Voting Preferred Units.

Holders of Common Units may be either Members (as defined in the Operating Agreement, with full rights) or Economic Interest Owners (as defined in the Operating Agreement, with limited rights). The Economic Interest are not entitled to vote, and otherwise are pari passu with the Common Units (including transfer restrictions and redemptions rights in favor of the Company).

The material terms of the Nonvoting Preferred Units are summarized below:

See answer to Question 13.

The foregoing is qualified by reference to the terms of the Common Units, Economic Units and Pref Units set forth in the Operating Agreement attached to this Form C.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

      (1)   to the issuer;

      (2)   to an Accredited Investor;

      (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

      (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> **NOTE: The term "Accredited Investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
>
> **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, or other outstanding profits interests or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below in Question 20.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company's Limited Liability Company Operating Agreement fully defines the rights of each class of security.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions.

The Investor's interests may conflict with those of other Investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities.

The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding profits interests or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-

interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Valuation Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company by the Company is $2,800,000.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should **not** be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider the $2,800,000 evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the Investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants profits interests over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company.

When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value-The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value-This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach-This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company has authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a holder of non-voting Units in the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors to manage the Company to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms that are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders and other constituencies as statutorily defined. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has a $60,755.20 commercial loan from Bank of Travelers, entered into between the Company and Bank of Travelers on October 17, 2023 ("BOT Loan"). The BOT Loan carries a fixed interest rate of 7.9% and matures on November 1, 2028. The BOT Loan is governed by a promissory note and security agreement outlining repayment, interest accrual, and additional charges. The BOT Loan is secured by a cargo enclosed trailer.

The Company also has a revolving line of credit from First-Citizens Bank & Trust Company (the "Line of Credit"), which was increased to a maximum of $75,000 as of May 19, 2021, and features a variable interest rate (minimum 5%). As of August 18, 2025, the balance of the Line of Credit is $60,000. It is structured for short-term capital needs with provisions for periodic repayment, default, and collateral requirement.

In July 2023, the Company entered into a loan agreement with a related party for $250,000. This loan has an 8% interest rate and requires monthly payments of $2,706.13 over a 5-year term, concluding with a balloon payment at maturity in July 2028, and is secured by brewery equipment.

25.   What other exempt offerings has the issuer conducted within the past three years?

None

	Exemption	Security Type	Amount Sold	Use of Proceeds
	N/A	N/A	N/A	N/A

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Name:

Amount Invested: 0.00

Transaction type: Issued Round

Issue date:

Relationship:

N/A


FINANCIAL CONDITION OF THE ISSUER


Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Discussion of the Company's Financial Condition and Results of Operations

The Company is a brewery and restaurant group that operates a full-service restaurant in South Carolina. The Company's revenues are primarily derived from food and beverage sales at its restaurants. The Company's operating results are subject to seasonal fluctuations.   The Company expects to see an increase in revenue when it moves to Hampton Station, a high-traffic, ideal environment to grow the brand.

For the fiscal year ended December 31, 2024, the Company generated revenues of $1,049,408, compared to $1,396,410 for the fiscal year ended December 31, 2023, a decrease of approximately 25%. The decrease in revenues was primarily due to damage sustained from Hurricane Helene, which hampered production of beer for distribution and is a key driver in the Company's motivation to change locations.

As of December 31, 2024, the Company had current assets of $58,202 (primarily cash of $46,590 and accounts receivable of $11,612) and current liabilities of $217,018. The Company's cash and cash equivalents decreased from $50,587 at the end of 2023 to $46,590 at the end of 2024. Despite a net loss, the Company generated $10,795 in net cash from operating activities in 2024, primarily due to adjustments such as depreciation and increases in accounts payable and other liabilities. Gross profit also declined, from $931,465 in 2023 to $702,747 in 2024, reflecting both lower sales and a reduction in cost of revenue. Operating expenses remained high at $802,968 in 2024 (compared to $864,632 in 2023), with general and administrative expenses comprising the largest portion. The Company reported a net loss of $(125,930) in 2024, compared to net income of $25,229 in 2023.

The Company is seeking to raise up to $1,2000,0000 in this offering. As further described in the Answer to Question 10, the Company intends to use the proceeds to move the Company's retail and restaurant space to a new location in Greenville, South Carolina, and believes the expansion will allow the Company to expand operations and increase revenue.


FINANCIAL INFORMATION


29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

SEE EXHIBIT: FINANCIAL STATEMENTS

(4)   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor.

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

      (A)   association with an entity regulated by such commission, authority, agency or officer?
      ☐ Yes ☑ No

      (B)   engaging in the business of securities, insurance or banking?
      ☐ Yes ☑ No

      (C)   engaging in savings association or credit union activities?
      ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(6)   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a

registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than May 1, 2026.

Once posted, the annual report may be found on the Company's website at https://13stripesbrewery.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates

The company intends to provide investors with update on material developments at the company at least two times a year.

EXHIBITS:

A) 13 Stripes Subscription Agreement
B) 2025 Amended and Restated Operating Agreement of 13 Stripes Brewery LLC
C) 13 Stripes Brewery LLC – Financial Statements and Independent Accountant's Review Report
D) 13 Stripes Brewery – Testing the Waters Page

<u>**EXHIBIT A**</u>

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE PREFERRED UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE PREFERRED UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

13 Stripes Brewery LLC

Re: Purchase of Preferred Units in 13 Stripes Brewery LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that 13 Stripes Brewery LLC, a South Carolina limited liability company (the "***Company***") headquartered in Greenville, South Carolina, is offering Non-Voting Preferred Units (the "***Preferred Units***" and each a "***Preferred Unit***"). A portion of the proceeds received by the Company in this offering will be used to relocate the brewery to Taylors, South Carolina (the "***New Location***"). The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, filed by the Company with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum, which is included therein (the "***Form C***"). The Company is offering the Preferred Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Preferred Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Preferred Units may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the Company's Operating Agreement (the "Company's Operating Agreement") and the Form C.

This Subscription Agreement includes the following:

- Annex A – Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1. On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein,

the Company agrees to issue and sell to the Subscriber the number of Preferred Units listed on the signature page to this Subscription Agreement at a price of $_____ for _____ Non-Voting Preferred Units.

2.   Upon acceptance of this Subscription Agreement by the Company, the Subscriber shall (a) purchase the Preferred Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement; and (b) deliver to the Company a counterpart execution page to the Company's Operating Agreement in the form attached hereto as Exhibit A.

3.   The Subscriber represents, warrants, and agrees as follows:

(a)   The Subscriber understands and accepts that the purchase of the Preferred Units involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Preferred Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(b)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)   The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the Preferred Units. The Subscriber understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Preferred Units issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the Company will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the Company that the Company possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he or she have conducted his or her own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Company, the Preferred Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the Preferred Units in the Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Preferred Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber has had an opportunity to review the Operating Agreement with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the Company the Subscriber will be bound by the terms and conditions of the Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreement. The Subscriber acknowledges that the relative features of the Preferred Units are described in the Company's Operating Agreement and the Preferred Units are subject to restrictions as contained in the Company's Operating Agreement.

(f)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Preferred Units. The Subscriber understands that information and explanations related to the offering of Preferred Units provided by the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Preferred Units, and that neither the Company, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Preferred Units. The Subscriber acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Preferred Units for purposes of determining the Subscriber's authority or suitability to purchase the Preferred Units.

(g)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the Company. The Subscriber understands that the Company will be using all of the proceeds of this offering to invest in the Comapny with the goal of developing and operating the New Location. The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and that the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional units or membership interests, the Subscriber's ownership percent in Company would be subsequently diluted. There can be no assurance that the Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to the Company.

(h)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

(i)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Preferred Units. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Preferred Units. Upon acceptance of this Subscription Agreement by the Company, this Subscription Agreement and the Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Preferred Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(j)   The Subscriber understands that the Preferred Units (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore the Preferred Units cannot be resold, pledged, assigned or otherwise disposed of unless they are so registered or an exemption from registration is available, and that the Company has no obligation or intention to take any action to permit subsequent sales of the Preferred Units under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement and the Company's Operating Agreement.

4.   The Subscriber acknowledges that the Company and its Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Preferred Units for sale to the Subscriber without having first registered the issuance of the Preferred Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Company, and each of its Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Preferred Units.

5.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

6.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

7.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the Company, in writing, of a different address to which such correspondence and notices are to be sent.

8.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Preferred Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the Company and returned to the Subscriber.

[Signature page follows.]

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
13 STRIPES BREWERY LLC

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Preferred Units as of this date ____________________________ .

____
Name of Subscriber (Print or Type)

____

Signature

Number of Preferred Units:

____

Aggregate Purchase Price:

____

Address: ______________________________________

____

____

Phone Number: __________________________

Email Address: __________________________

AGREED TO AND ACCEPTED this date ________________________

13 STRIPES BREWERY, LLC

____

By: Aaron Robionson | Co-founder & COO

Annex A

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (if an individual):

_____

Signature of Individual Subscriber

_____

Print Name of Subscriber

SSN: _____

PLEASE SIGN AND RETURN THIS PAGE


COUNTERPART EXECUTION PAGE

TO THE

OPERATING AGREEMENT

(as modified from time to time)

OF

13 STRIPES BREWERY, LLC

a South Carolina limited liability company


This Joinder Agreement is effective as of _____by the undersigned, _____ ("Member"). As the owner of _____ Preferred Units in the Company, the Member agrees to become a Member of the Company and a party to the Operating Agreement of the Company.

MEMBER:

_____
(Print or Type)

_____
Signature

13 Stripes Brewery, LLC

_____
By: _____

Its: _____

EXHIBIT B

Operating Agreement

2025 AMENDED AND RESTATED
OPERATING AGREEMENT
OF
13 STRIPES BREWERY LLC

This 2025 Amended and Restated Operating Agreement is made and entered into as of August 15, 2025 (the "***Effective Date***"), by and among the Equity Owners whose signatures appear on the signature page hereof.

RECITALS:

A.   The Company filed Articles of Organization with the Secretary of State of South Carolina on January 21, 2014.

B.   The Equity Owners executed an amended and restated operating agreement effective June 30, 2020 (the "***Prior Operating Agreement***"). This 2025 Amended and Restated Operating Agreement supersedes and replaces the Prior Operating Agreement, and any other written or oral agreements or understandings regarding the regulation of the Company's affairs, the conduct of the Company's business, or the relations among the Company's owners and managers, all of which are hereby terminated.

C.   The parties agree as follows:

ARTICLE I.
DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings provided on Schedule I attached to this Agreement unless such terms are defined elsewhere in the Agreement.

ARTICLE II.
FORMATION AND TERMINATION OF COMPANY

2.1   Name; Formation. The name of the Company is 13 Stripes Brewery LLC. The Company was formed upon the filing with the South Carolina Secretary of State of the Articles of Organization of the Company. The parties to this Agreement hereby agree to and adopt the terms and conditions set forth in this Agreement as the operating agreement of the Company. The Company shall be governed by the Act, except as modified by the Articles of Organization or this Agreement. The Company's name may only be changed by an amendment to its Articles of Organization.

2.2   Term. The term of the Company is as set forth in the Articles of Organization (if at all), unless the Company is earlier dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act. The Members agree that any provisions filed with the Articles of Organization prior to the date hereof that purport to be an operating agreement are superseded by this Agreement.

2.3   Purpose. The purpose of the Company is to engage in any lawful business or activity for which limited liability companies may be organized under the Act. The Company shall have any and all powers that are necessary or desirable to carry out the purpose and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

2.4   Principal Place of Business; Registered Office and Agent. The principal place of business of the Company within the State of South Carolina shall be 250 Mill Street, Unit PW3101, Taylors, South Carolina 29687 or such other location as determined by the Board from time to time. The Company may locate its places of business and registered office at any other place or places as the Board may from time to time deem advisable. The Company's registered office and the name of its registered agent shall be as set forth in the Articles of Organization. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the South Carolina Secretary of State pursuant to the Act.

ARTICLE III.
OWNERSHIP INTERESTS

3.1   Units. There shall be two classes of Interests in the Company. Each such class of Interests shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to Interests shall be governed by the provisions of this Agreement and non-waivable provisions of the Act. The classes of Units are as follows

(a)   <u>Common Units</u>. Common Units shall have all the rights, privileges, preferences and obligations as are specifically provided for in this Agreement for Common Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Common Units may be held by Members or Economic Interest Owners. Effective as of the Effective Date, and without the requirement of further action by any Equity Owners: (i) the Units outstanding immediately prior to the Effective Date are hereby converted to Common Units; (ii) the Members of the Company shall continue to be Members; and (iii) the Economic Interest Owners shall continue to be Economic Interest Owners.

(b)   <u>Non-Voting Preferred Units</u>. Non-Voting Preferred Units shall have all the rights, privileges, preferences and obligations as are specifically provided for in this Agreement for Non-Voting Preferred Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Holders of Non-Voting Preferred Units shall be deemed to be Economic Interest Owners and not Members. Accordingly, unless otherwise required by the Act or by Section 11.2(b) of this Agreement, holders of Non-Voting Preferred Units shall have no right to vote on matters presented to the Members.

3.2   Equity Owner Information. The following information with respect to each Equity Owner is set forth on <u>Exhibit A</u>: (i) the name and address of that Equity Owner; (ii) the designation of that Equity Owner as either a Member or an Economic Interest Owner; (iii) the character and aggregate amount of the Capital Contributions made by the Equity Owner (including any Capital Contributions made with respect to the Equity Owner's Interest); and (iv) the number of Units owned by the Equity Owner. If any of the information contained in <u>Exhibit A</u> changes, the Secretary, without any further approval by the Members, shall promptly cause (A) <u>Exhibit A</u> to be amended and restated to reflect those changes and the date as of which those changes are to be effective and (B) a copy of the revised schedule to be distributed to each Member and to be attached to this Agreement in substitution of the superseded schedule. The failure, however, of the Secretary to take any of the foregoing actions will not prevent the effectiveness of, or otherwise affect the underlying adjustments that would be reflected on, the amended and restated <u>Exhibit A</u>.

3.3   Priority and Return of Capital. Unless otherwise described in the terms of a class of Units set forth in this Agreement, no Equity Owner shall have priority over any other Equity Owner, either as to the return of Capital Contributions or as to profits, losses or distributions (except to the extent, if any, provided in ARTICLE VII); provided that this Section shall not apply to loans (as distinguished from Capital Contributions) that an Equity Owner has made to the Company.

3.4   No Other Obligations of the Company. In connection with the execution of this Agreement, the Equity Owners and the Company have negotiated modifications to the equity ownership of the Company to reflect the understanding of the parties as of the Effective Date. Each Equity Owner, by his signature to this Agreement, hereby confirms that this Agreement sets forth all of such Equity Owner's rights and the Company's obligations with respect to any ownership interest in the Company, and that there are no other understandings or agreements regarding such Equity Owner's ownership rights in the Company.

ARTICLE IV.
MANAGEMENT

4.1   Management by Board.   Except to the extent otherwise provided in this Agreement, the management, operation and control of the Company, its affairs and the Company assets are vested in a board of directors comprised of the Persons identified in, or appointed under, Section 4.2 (the "***Board of Directors***" or "***Board***").   All powers of the Company for which approval by the Members is not expressly required (or expressly reserved for the Members) by this Agreement, the Act or other applicable law, shall be exercised under the authority of, and the business and affairs of the Company are to be managed under the direction and control of, the Board of Directors in a manner consistent with the terms, provisions and conditions of this Agreement and the Act.   The acts of the Board of Directors in managing the affairs, operations and activities of the Company as authorized herein will bind the Company.   Unless authorized to do so by the Board of Directors, no Equity Owner has any power or authority to act for, or to assume any obligation or responsibility on behalf of, the Company or to otherwise bind the Company in any way.   It is the intent of the parties that, except as otherwise provided in this Agreement, the Board of Directors will have the responsibilities and authority with respect to the management of the business and affairs of the Company analogous to the responsibilities and authority of the board of directors of a South Carolina corporation.   As is the case with a South Carolina corporation, the Company will employ officers and agents to manage the day-to-day operations of the Company, subject to the direction and supervision of the Board of Directors.

4.2   Board Number, Appointment.   The size of the Board shall be set at four (4) Directors who shall be elected by Majority Member Approval.   The removal of any Director, with or without cause, shall require Majority Member Approval.   Any Director may resign at any time upon five (5) days notice to the Company.   The initial Directors shall be Jeremy Bailey, Kenworth Reeves, Jr., Aaron Robinson and Michael Robinson.

4.3   Certain Powers of Board.   Subject to the limitations imposed by the Act and this Agreement (including the provisions of Section 5.2), the Board shall have authority to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company and its Subsidiaries.   The Board is authorized to delegate authority to the Officers or other employees or agents of the Company, provided that any approval required by Sections 4.3 or 5.2 has been obtained.   Except as otherwise provided in this Agreement, all decisions and actions to be made or taken by the Board require Majority Board Approval.   Without limiting the foregoing, Majority Board Approval is required to authorize the Company or any Subsidiary (or any Officers or Persons acting on behalf of any of them) to take the following actions:

(a)   ***Budgets***.   Adopt, amend, substitute, or modify any operating or capital expenditure budget;

(b)   ***Acquire or Improve Personal Property***.   Except for purchases of ingredients or merchandise in the ordinary course of business, purchase, acquire, lease (as lessee) or improve personal property (including any intangible or intellectual property) in a transaction or series of related transactions having a total cost or sales price, or total projected lease payments, in excess of $10,000;

(c)   ***Acquire or Improve Real Property***.   Purchase, acquire, lease (as lessee) or improve real property in a transaction or series of related transactions having a total cost or sales price, or total projected lease payments, in excess of $10,000;

(d)   ***Transfers of Real or Personal Property***.   Except for sales of inventory in the ordinary course of business, sell, transfer or lease (as lessor) real or personal property (including any intangible or intellectual property), in a transaction or series of related transactions, having a fair market value at the time of the transaction or initial series of related transactions in excess of $10,000;

(e)   ***Material Contracts***.   Bind or obligate the Company or any Subsidiary with respect to any agreement (or series of related agreements) that involves matters (including the compensation of Officers and other employees of the Company) having a value or cost in excess of $10,000 (a "***Material Contract***"), or agree on behalf of the

3

Company or any Subsidiary to any material amendment, modification, alteration, waiver or adjustment with respect to any Material Contract to which the Company or any Subsidiary is a party or beneficiary;

(f)   **Debt Financings**. In any one transaction, or series of related transactions, issue a promissory note or other debt security having a principal balance of, or otherwise borrow, $10,000 or more;

(g)   **Encumbrances**. Create any lien, security interest, option, right of first refusal or other encumbrance on all or part of the assets of the Company or any Subsidiary to secure loans, advances or other liabilities;

(h)   **Officers and Key Employees**. Hire, terminate the employment of, or modify the compensation of (i) any Officer or full-time employee of the Company or any Subsidiary, or (ii) any part-time employee of the Company or any Subsidiary receiving annual compensation of $10,000 or more;

(i)   **Purchase of a Business**. Purchase or otherwise acquire another business;

(j)   **Investments**. Purchase or otherwise acquire any equity or debt securities of any Person, or make any loan or advance to any Person other than trade credit extended in the ordinary course of business;

(k)   **Guaranties**. Guarantee the obligation of any Person other than a wholly owned Subsidiary;

(l)   **Litigation and Claims**. Institute, prosecute, defend or settle any claim, litigation or other proceeding involving the Company or any Subsidiary;

(m)   **Subsidiaries**. Create or form any subsidiary;

(n)   **Distributions**. Approve any distributions of cash or other property of the Company or any Subsidiary to the Equity Owners;

(o)   **Additional Units**. Create a different class or series of Units (subject to any Member approval required to amend this Operating Agreement), or issue any additional Units or other membership interests or Economic Interests in the Company or any Subsidiary or grant any option, conversion right, right of first offer or first refusal or similar right to any Person to purchase any Units or other membership interest or Economic Interest in the Company or any Subsidiary;

(p)   **Admission of New Member**. Approve the Transfer of any Units, or admit any Person as a Member of the Company, except as provided in Section 8.1, or admit any Person as a member or equity owner of any Subsidiary;

(q)   **Withdrawal; Redemptions**. Permit the withdrawal of a Member or redeem or otherwise purchase or liquidate all or any portion of an Equity Owner's Interest;

(r)   **Conduct or Engage in Other Businesses**. Conduct or engage in any business or activity that is not related or incidental to, or consistent with, the Business;

(s)   **Approve Significant Events**. Approve on behalf of the Company or any Subsidiary any matter requiring Member approval set forth in Section 5.2; or

(t)   **Agree to Act**. Cause the Company or any Subsidiary to agree to any of the actions that are described in subparagraph (a) through (s) of this Section 4.3.

It is understood and agreed that the Board acting as a group shall have authority to bind the Company, and no individual Director shall have authority to bind the Company in his capacity as a Director or manager under the Act unless expressly authorized by the Board. Each Director shall indemnify the Company for any losses or damages incurred by the Company as a result of any such Director's unauthorized actions on behalf of the Company that were not taken in good faith by such Director.

4.4   **Board Voting; Meetings.** Except as otherwise provided in this Agreement, all decisions and actions to be made or taken by the Board are to be made or taken by Majority Board Approval. Meetings may be called by any Director. The Board may designate any place, either within or outside the State of South Carolina as the place of meeting for any meeting of the Board, and unless otherwise designated by the Board, meetings of the Board shall take place at the Company's principal executive office. Directors may participate at a duly called meeting by telephone or other means that allow all participants to simultaneously hear each other during the meeting. Participation by a Director in a meeting of the Board in the manner provided in the preceding sentence is the equivalent of being present in person at that meeting. Unless waived by a Director, notice of a meeting shall be given not less than five (5) days prior to the meeting and shall describe the time, date and place of the meeting. Attendance by a Director at a meeting of the Board shall constitute a waiver of notice of the meeting unless the Director expressly states his or her objection at the outset of the meeting. Subject to the first sentence of this Section 4.4, the attendance of a majority of the Directors then in office shall constitute the presence of a quorum for purposes of a meeting of the Board.   Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a written consent setting forth the action to be taken is sent to all the Directors then in office, is signed by those Directors necessary to approve the action, and is filed with the minutes of proceedings of the Board. A Director may vote by written proxy granted to another Director. Such proxy shall be filed with the Board or Secretary before or at the time of the meeting. No proxy shall be valid after one (1) year from the date of its execution, unless otherwise expressly provided in the proxy.

4.5   **Officers.** The Company shall have such individuals serving as officers ("*Officers*") as may be elected by the Board from time to time. The Officers of the Company may consist of a President, a Treasurer and a Secretary, or such other Officers as may be appointed by the Board. One person may hold, and perform the duties of, any two or more such offices. Compensation of Officers shall be fixed by the Board from time to time. Subject to the terms of any employment agreement or other written arrangement between an Officer and the Company, any Officer may be removed, with or without cause, at any time by the Board. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable. No Officer need be a Member or a Director. No Officer shall have any rights or powers beyond the rights and powers granted to such Officer in this Agreement or by the Board. The Officers described below shall have the following duties and responsibilities:

(a)   *President*. The President of the Company, if one is appointed, shall be the chief executive officer of the Company and its Subsidiaries. He shall perform the customary duties, responsibilities and functions, and have the authority, of a President of a corporation, subject to the power and authority of the Board to expand or limit such duties, responsibilities, functions and authority, and subject to the provisions of this Agreement. The President shall see that all resolutions and orders of the Board are carried into effect, and in connection with the foregoing, shall be authorized to delegate to the other Officers such of his powers and such of his duties as he may deem to be advisable. The initial President shall be Kenworth Reeves, Jr.

(b)   *Vice Presidents*. The Board may appoint one or more Vice Presidents of the Company. Each Vice President will assist the President and will have the powers, duties, and authority that the Board may from time to time delegate to, prescribe for, or confer upon that Vice President, including the same power as the President to execute documents on behalf of the Company. The following individuals shall hold the following positions as Vice President: Jeremy Bailey, Aaron Robinson and Michael Robinson.

(c)   *Secretary*. The Secretary of the Company shall attend all meetings of the Members and the Board and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for any committee when required. He or she shall give, or cause to be given, notice of all meetings of the Members and the Board. The Secretary shall exercise such powers and perform such duties as generally pertain or are necessarily incident to his office, and he shall perform such other duties as may be assigned to him from time to time by the Board. The initial Secretary shall be Jeremy Bailey.

4.6 **Fiduciary Duties; Limitation on Liability of Directors and Officers.**

(a) Each Director and Officer shall perform his or her duties as Director or Officer, as the case may be, in a manner consistent with the obligation of good faith and fair dealing.

(b) To the maximum extent permitted by the Act and any other applicable law and notwithstanding any other provision to the contrary contained in this Agreement, no Director or Officer of the Company shall be liable, responsible, or accountable in damages or otherwise to the Company or to any Equity Owner or assignee of an Equity Owner for any loss, damage, cost, liability, or expense incurred by reason of or caused by any act or omission performed or omitted by such Director or Officer, whether alleged to be based upon or arising from errors in judgment, negligence, or breach of duty (including alleged breach of any duty of care or duty of loyalty or other fiduciary duty), except for (i) acts or omissions the Director or Officer knew, or was grossly negligent in not knowing, at the time of the acts or omissions were clearly in conflict with the interests of the Company, (ii) any transaction from which the Director or Officer derived an improper personal benefit, (iii) a willful breach of this Agreement, or (iv) any act or omission that constitutes gross negligence, reckless conduct, intentional misconduct or a knowing violation of law. Without limiting the foregoing, no Director or Officer shall in any event be liable for (A) the failure to take any action not specifically required to be taken by the Director or Officer under the terms of this Agreement, (B) any action taken or omission suffered by any other Person who is a Director or Officer, or (C) any mistake, misconduct, negligence, dishonesty or bad faith on the part of any other Person who is an Officer, employee or other agent of the Company appointed by the Board in good faith.

(c) No Director or Officer shall be liable for any debts or losses of capital or profits of the Company. The Directors and Officers shall not be held liable to the Company or to the Equity Owners for relying in good faith upon the records required to be maintained by this Agreement and upon such information, opinions, reports, or statements by any of the Equity Owners, attorneys, accountants, agents, advisors, or any other Person who has been selected with reasonable care by or on behalf of the Company as to matters the Directors or Officers reasonably believe are within such Person's professional or expert competence.

4.7 **Directors and Officers Have No Exclusive Duty to Company.** The Directors and Officers may engage independently or with others in any other business ventures, or make or manage any other investments, without the necessity of informing the Company, the Board or the Equity Owners. Neither the Company nor any Equity Owner shall have any right by virtue of this Agreement or by the Act in or to such other ventures or activities or to the income or proceeds derived therefrom; and, to the fullest extent permitted under the Act, the pursuit of, and nondisclosure of information to the Company, the Board or Equity Owners pertaining to, such ventures, investments or other opportunities shall not be deemed wrongful or improper or in violation of this Agreement or any rights of the Company or the Equity Owners under the Act or other applicable law, except to the extent expressly prohibited by the provisions of this Agreement. This provision shall not affect any obligation of the Equity Owners described in Article IX.

4.8 **Validity of Transactions with Related Persons.** The validity of any transaction, agreement or payment involving the Company and any Director, Officer, Equity Owner or Related Person of any of them that is otherwise permitted by the terms of this Agreement shall not be affected by reason of the relationship between the parties. Transactions between the Company and any Director, Officer, Equity Owner or Related Person of any of them, however, shall be (i) disclosed to all Directors who do not have an interest in such transaction, (ii) on terms comparable to or no less favorable than those which could be entered into with unaffiliated parties, and (iii) approved by all Directors who do not have an interest in such transaction.

4.9 **Indemnity of Directors, Employees and Other Agents.** The Company shall indemnify Directors and make advances for expenses to them to the maximum extent permitted under the Act. The Company shall indemnify its Officers, employees and other agents to the fullest extent permitted by law if, and to the extent, such indemnification is expressly approved by the Board in writing. The Company may obtain liability insurance covering Directors, Officers and employees of the Company with respect to their positions as Directors, Officers and/or employees.

ARTICLE V.
RIGHTS AND OBLIGATIONS OF EQUITY OWNERS

5.1 **Limitation of Liability and Authority.** Each Equity Owner's liability shall be limited as set forth in this Agreement, the Act and other applicable law. An Equity Owner who is not also a Director owes no duties to the Company or to the Members solely by reason of being an Equity Owner. Unless authorized to do so by this Agreement or by the Board, no Equity Owner shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. Each Equity Owner shall indemnify the Company for any losses or damages incurred by the Company as a result of any such Equity Owner's unauthorized actions on behalf of the Company.

5.2 **Voting.** Notwithstanding the general authority granted to the Board of Directors pursuant to Section 4.3, the following actions shall require Majority Member Approval, and the Directors shall have no authority to take such actions without the requisite Majority Member Approval as described below:

(a) *Mergers and Other Reorganizations*. Merge, consolidate, convert, or otherwise reorganize the Company with or into another Entity, redomesticate or otherwise change the state or other jurisdiction where the Company is organized, enter into any share or unit exchange (or similar transaction) between the Equity Owners and another Person(s), or sell, lease, pledge, license or otherwise dispose of all or substantially all of the assets of the Company;

(b) *Change the Entity Character of the Company*. Convert or reorganize the Company into another Entity form (including a corporation) or cause the Company to be taxed as a corporation for federal income tax purposes, or approve any Transfer of Units that would cause a termination of the partnership for tax purposes;

(c) *Dissolution or Bankruptcy*. Dissolve the Company under the Act or this Agreement, take any action to commence a proceeding (or consent to the commencement of a proceeding) regarding the Company's insolvency or the adjustment of its debts, or make an assignment for the benefit of creditors of Company assets;

(d) *Amendments*. Except to the extent the Board is authorized to effect such amendment in accordance with this Agreement or the Act, amend this Agreement or the Articles of Organization (other than an amendment to the name and address of the Company's registered agent, which may be amended by the Board);

(e) *Members*. Approve the admission of a Member, withdrawal of an Equity Owner, or a Transfer of an Interest; or

(f) *Agree to Act*. Cause the Company to agree to any of the actions that are described in paragraph (a) through (e) of this Section 5.2.

The rights, power and authority of the Members contained in this Agreement shall supersede any rights, power or authority granted to the Board in this Agreement, regardless of whether any such grant is qualified by reference to this Section.

5.3 **Member Meetings.** A meeting of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board or by any Member or Members holding at least fifteen percent (15%) of the outstanding Units held by Members. The Board may designate any place, either within or outside the State of South Carolina as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company in the State of South Carolina. Members may participate at a duly called meeting by telephone or other means that allow all participants to simultaneously hear each other during the meeting. Participation by a Member in a meeting in the manner provided in the preceding sentence is the equivalent of being present in person at that meeting. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than two (2) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Board or person calling the meeting, to each Member entitled to vote at such meeting. Members owning a majority of the outstanding Units held by Members shall constitute a quorum for purposes of a meeting of the Members. The

Members may not act at a meeting unless a quorum is present in person or by proxy. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member. Such proxy shall be filed with the Board or Secretary before or at the time of the meeting. No proxy shall be valid after one (1) year from the date of its execution, unless otherwise expressly provided in the proxy. Action required or permitted to be taken by the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding the number of Units required to take such action, and delivered to the Board or Secretary for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when the last required Member has signed the consent, unless the consent specifies a different effective date. When any meeting notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Any Member present in person at a meeting of Members shall be deemed to have waived any notice requirement with respect to such meeting unless the Member, at the beginning of the meeting, submits to the chairman of the meeting written objection to the meeting on the grounds of lack of or improper notice.

5.4   Death; Incompetence. Subject to the provisions of Article VIII, if a Member who is an individual dies or a court of competent jurisdiction adjudges him to be incompetent to manage his person or his property, the Member's executor, administrator, guardian, conservator, or other legal representative shall have only the rights of an Economic Interest Owner.

5.5   Withdrawal. An Equity Owner may withdraw from the Company as an Equity Owner only (i) with the prior written consent of the Company; and (ii) with the prior written consent of Members as provided in Section 5.2. No Equity Owner may withdraw or otherwise dissociate as an Equity Owner except as expressly provided hereunder or as mandated by non-waivable provision of applicable law. In the event that a Member continues to own Units after withdrawing as a Member, such Member shall only retain the rights of an Economic Interest Owner hereunder after such withdrawal.

5.6   Company Records. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy the documents maintained pursuant to Section 7.7 at the requesting Member's expense. Upon written request of any Member, the Board shall provide a list showing the names, addresses and Units of all Members and other Equity Owners.

ARTICLE VI.
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

6.1   Member's Capital Contributions. The Capital Contributions of the Equity Owners are as set forth on Exhibit A hereto, as amended from time to time to reflect any future Capital Contributions.

6.2   Capital Accounts.

(a)   The Company shall maintain a separate capital account (each a "***Capital Account***") for each Equity Owner pursuant to the principles of this Section and Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account of each Equity Owner shall be the aggregate Capital Contributions of such Equity Owner. Such Capital Account shall be increased by (i) the amount of the subsequent Capital Contributions of such Equity Owner to the Company and (ii) such Equity Owner's allocable share of Income and Net Income pursuant to Section 7.1. Such Capital Account shall be decreased by (i) the amount of cash or the fair market value of any property distributed to the Equity Owner by the Company pursuant to Section 7.2 and (ii) such Equity Owner's allocable share of Loss and Net Loss pursuant to Section 7.1.

(b)   The manner in which Capital Accounts are to be maintained pursuant to this Section is intended to comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 6.2 should be modified in order to comply with Section 704(b) of the Code and the Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section, the Board shall have the authority to modify the method in which Capital Accounts are maintained; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Equity Owners.

(c) No Equity Owner shall have any liability to restore all or any portion of a deficit balance in such Equity Owner's Capital Account.

(d) If any Equity Owner unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) that cause that Equity Owner to have, or increases the amount of, an adjusted Capital Account deficit if the allocations provided in this Agreement were made as if this Section 6.2(d) were not part of this Agreement, items of income and gain of the Company will be specially allocated to that Equity Owner in an amount and manner sufficient to eliminate (to the extent required by, and in compliance with, the Regulations) the adjusted Capital Account deficit as quickly as possible. This Section 6.2(d) is intended to comply with the qualified income offset requirement of the alternate test for economic effect in Treas. Reg. § 1.704-1(b)(2)(ii)(d) and is to be interpreted in a manner that is consistent with that intention.

6.3   Liability of Equity Owners Limited. Except to the extent an Equity Owner has guaranteed an obligation of the Company in writing, no Member or other Equity Owner shall be personally liable as a Member or Equity Owner for the debts, liabilities or obligations of the Company beyond the Capital Contributions related to such Equity Owner.

6.4   Guarantees of Company Obligations. If a Member has provided a personal guarantee of any Guaranteed Company Obligations, and such Member becomes obligated to satisfy such guarantee by making payments to a third party, the parties agree that the Company shall be obligated to immediately reimburse such Member for such amounts paid, and such obligation of the Company to reimburse shall be satisfied prior to the further payment of any distributions to the Equity Owners with respect to their Units.

6.5   Withdrawal or Reduction of Capital Contributions. No Member or other Equity Owner shall have the right to withdraw or dissociate from the Company, or to receive payment of all or any part of any Capital Contribution, or to receive any return on any portion of any Capital Contribution, except as otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contribution, no Member or other Equity Owner shall have the right to require distribution of property other than cash.

ARTICLE VII.
ALLOCATIONS, DISTRIBUTIONS, INCOME TAX, ELECTIONS AND REPORTS

7.1   Allocations. Subject to the provisions of Section 6.2(b):

(a) Net Loss of the Company for any relevant period shall be allocated as follows:

(i) First, to each Equity Owner who has previously been allocated Net Income, an amount equal to the excess (if any) of aggregate Net Income over aggregate Net Loss previously allocated to such Equity Owner; provided, however that if Net Loss for any relevant period is less than the aggregate amount of Net Income previously allocated to all Equity Owners, Net Loss for such period shall be allocated based on each Equity Owner's aggregate allocations of Net Income relative to all of the Equity Owner's aggregate allocations of Net Income; and

(ii) Second, to each Equity Owner in accordance with such Equity Owner's Pro Rata Share until the Capital Account of such Equity Owner has been reduced to zero; provided, further, that any remaining Net Loss shall be allocated among the remaining Equity Owners with a positive Capital Account balance pro rata in accordance with their Pro Rata Shares.

(b) Net Income of the Company for any relevant period shall be allocated as follows:

(i) First, to each Equity Owner an aggregate amount of Net Income equal to the aggregate amount of Net Loss previously allocated to such Equity Owner; provided, however that if Net Income for any relevant period is less than the aggregate amount of Net Loss previously allocated to all Equity Owners, Net Income for such period shall be allocated based on each Equity Owner's aggregate allocations of Net Loss relative to all of the Equity Owner's aggregate allocations of Net Loss;

(ii) Second, to holders of Non-Voting Preferred Units to the extent of Preferred Return that has been distributed to them;

(iii) Third, to holders of Non-Voting Preferred Units to the extent Capital Contributions have been distributed to them; and

(iv) Fourth, to holders of Non-Voting Preferred Units and Common Units in accordance with their Pro Rata Shares.

Notwithstanding the foregoing, the Board upon recommendation of the Company's accountants shall have the authority to reallocate items of Income and Loss to the extent provided in this Agreement. It is the intention of the parties that the allocations described above will have substantial economic effect as described in the Regulations.

7.2 **Distributions.**

(a) To the extent any Equity Owner has received an allocation of Income, profits or other taxable items as reported or to be reported by the Company on Schedule K-1 for any tax year, without a corresponding distribution of cash, the Board will use its reasonable efforts distribute from Distributable Cash an amount equal to forty percent (40%) (or such other amount that the Board determines reasonably approximates federal and state income tax rates for most Equity Owners) of the amount of the Income, profit and other taxable items so allocated to such Equity Owner in order to defray such Equity Owner's income tax liability, but the Board may take into account the effect of any net cumulative tax loss currently and previously allocated to such Equity Owner, the character of Income allocated and such other items that the Board determines to reasonably minimize the overall tax burden on the Equity Owners (a "***Tax Distribution***"). Distributions pursuant to this Section 7.2(a) shall be deemed an advance against, and shall accordingly reduce, amounts otherwise distributable pursuant to Section 7.2(b) and Section 7.2(c).

(b) Except for Tax Distributions and Liquidating Distributions, any distributions of cash or other assets of the Company ("***Excess Cash Flow Distributions***") shall be made as follows:

(i) First, to the holders of Non-Voting Preferred Units to the extent of any unpaid Preferred Return, which shall be made in proportion to such holder's aggregate unpaid Preferred Return;

(ii) Second, to the holders of Non-Voting Preferred Units to the extent of any Unreturned Preferred Capital Contributions, which shall be made in proportion to such holder's aggregate Unreturned Preferred Capital Contribution;

(iii) Third, to the holders of Common Units an amount equal to the aggregate distributions made to the holders of Non-Voting Preferred Units, which shall be made in proportion to the Common Units held by such holders: and

(iv) Fourth, to the holders of Non-Voting Preferred Units and Common Units based on their Pro Rata Shares.

(c) Subject to the provisions of Section 10.2, upon the liquidation of the Company, the Company shall distribute cash or other assets of the Company ("***Liquidating Distributions***") as follows:

(i) First, to the holders of Non-Voting Preferred Units to the extent of any unpaid Preferred Return, which shall be made in proportion to such holder's aggregate unpaid Preferred Return;

(ii) Second, to the holders of Non-Voting Preferred Units to the extent of any Unreturned Preferred Capital Contributions, which shall be made in proportion to such holder's aggregate Unreturned Preferred Capital Contribution;

(iii)   Third, to the holders of Common Units an amount equal to the aggregate distributions made to the holders of Non-Voting Preferred Units, which shall be made in proportion to the Common Units held by such holders: and

(iv)   Fourth, to the holders of Non-Voting Preferred Units and Common Units based on their Pro Rata Shares.

The parties acknowledge that Liquidating Distributions may need to be made in accordance with the Capital Account balances of the Equity Owners in accordance with the Code. Accordingly, the Company and its accountants are authorized to make such adjustments to the allocation of items of income, gain, expenses and losses as may be necessary to comply with the Code while making Liquidating Distributions that are as consistent as reasonably possible with the distribution provisions of Section 7.2(c)(i) – (iv).

(d)   Notwithstanding the foregoing, the Company shall not make any distribution if the Company is, or such distribution would cause the Company to become, insolvent as described in South Carolina Code Section 33-44-406 (or any successor provision limiting distributions by limited liability companies) and the Company shall have no obligation to make any distribution to the extent that it would cause the Company to violate the terms of any Company financing arrangement. To the extent that any distribution is not made because it would violate Section 33-44-406 (or a successor provision) or the terms of a Company financing arrangement, such distribution shall be made on the earliest date that it may be made without causing such a violation.

7.3   Accounting Principles. The profits and losses of the Company shall be determined in accordance with accounting principles selected by the Board and applied on a consistent basis.

7.4   Tax Status, Elections and Modifications.

(a)   Notwithstanding any provision contained in this Agreement to the contrary, solely for federal income tax purposes, each of the Equity Owners hereby recognizes that the Company will be subject to all provisions of Subchapter K of the Code; provided, however, that the filing of all required returns thereunder shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Equity Owners.

(b)   The Board may cause the Company to elect pursuant to Section 754 of the Code and the Treasury Regulations to adjust the basis of the Company's assets as provided by Section 743 or 734 of the Code and the Treasury Regulations thereunder. The Company shall make such elections for federal income tax purposes as may be determined by the Board.

(c)   The Board shall prepare and execute any amendments to this Agreement necessary for the Company to comply with the provisions of Treasury Regulations Sections 1.704-1(b), 1.704-1(c), and 1.704-2 upon the happening of any of the following events: (i) a constructive termination of the Company pursuant to Code Section 708(b)(1)(B); (ii) the admission of a new Member; or (iii) the contribution or distribution of any property, other than cash, to or by the Company.

7.5   Tax Representative. Kenworth Reeves, Jr. is designated the "Partnership Representative" as provided in Code Section 6223(a), as amended through the date of execution of this Agreement. The Partnership Representative may resign at any time. Upon any such resignation, the Board shall appoint a new Partnership Representative. The Board may designate a new Partnership Representative from time to time without amending this Agreement. Except to the extent specifically required under applicable law or this Agreement, the Partnership Representative shall have complete and exclusive power and authority in its reasonable discretion after consultation with the Members to act for or on behalf of the Company with regard to tax matters, including the authority to make (or decline to make) any available tax elections, and to report and characterize items of Company income, gain, loss, deduction or credit as well as Company distributions. Each Equity Owner hereby agrees (i) to take such actions as may be required to effect the designation of the Partnership Representative, (ii) to cooperate to provide any information or take such other actions as may be reasonably requested by the Partnership Representative in order to determine whether any imputed underpayment amount may be modified pursuant to Section 6225(c) of the Code, and (iii) to, upon the request of the Partnership Representative file any amended United States federal income tax return and pay any tax due in connection with such tax return in accordance with Section 6225(c)(2) of the Code. An Equity Owner's obligation to comply with this Section shall survive the transfer, assignment or liquidation of such Equity Owner's Interest in the Company.

7.6 **Accounting Period.** The Company's accounting period shall be the calendar year.

7.7 **Records, Audits and Reports.** At the expense of the Company, the Board shall maintain records and accounts of the operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the following records: (i) a current list of the full name and last known business, residence, or mailing address of each Equity Owner and Director; (ii) a copy of the Articles of Organization and all amendments thereto; (iii) copies of the Company's federal, state, and local income tax returns and reports for the three most recent years; (iv) copies of this Agreement with all amendments, and copies of any financial statements of the Company for the three most recent years; (v) minutes of meetings (or written consents in lieu thereof) of the Board and Members; and (vi) information relating to the amount of cash and a description and statement of the agreed value of the other property or services contributed by each Equity Owner and which each Equity Owner has agreed to contribute, and the terms related thereto. Members shall have access to the foregoing information, and except to the extent required by the Act, Economic Interest Owners shall not have such access.

ARTICLE VIII.
TRANSFERABILITY; REDEMPTION

8.1 **General Restrictions on Transfer**.

(a) Except as otherwise specifically provided in this Agreement, no Equity Owner shall have the right to sell, assign, pledge, hypothecate, exchange, gift, bequeath or otherwise transfer, for consideration or for no consideration, or pledge or otherwise encumber as security for repayment of a liability (in each case, "***Transfer***") all or any part of such Equity Owner's Interest without the written consent of the Members as provided in Section 5.2. Each Equity Owner, on behalf of himself, herself, itself and his, her or its respective successors, assigns, representatives and heirs hereby acknowledges the reasonableness of the restrictions on Transfer of Interests imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable.

(b) Notwithstanding the provisions of Section 8.1(a), and subject to the Right of First Refusal, a holder of Non-Voting Preferred Units may Transfer such Units provided that such Transfer is made in compliance with applicable Securities Laws, this Agreement, and the provisions of any other agreement between the Company and such holder of Non-Voting Preferred Units.

8.2 **Unauthorized Transfers; Rights of Economic Interest Owners.**

(a) Any purported Transfer of an Equity Owner's Interest that does not comply with the conditions set forth in Section 8.1 (an "***Unauthorized Transfer***") shall be null and void and of no force or effect whatsoever. If, however, the Company is required under the Act or other applicable law (including any bankruptcy law, or by reason of a separation agreement or divorce, equitable or community or marital property distribution, judicial decree or other court order relating to the division or partition of property between spouses), as determined by the Board or by a court of competent jurisdiction, to recognize an Unauthorized Transfer, the transferee of that Interest will have only the rights of an Economic Interest Owner with respect to the Transferred Interest. Any distributions with respect to the Transferred Interest may be applied by the Company (without limiting any other legal or equitable rights of the Company) towards the satisfaction of any debts, obligations or liabilities for damages that the transferor or transferee of the Transferred Interest may have to the Company.

(b) An Economic Interest Owner is not a Member and is entitled only to allocations and distributions described in this Agreement with respect to the Economic Interest Owner's Interest. An Economic Interest Owner has no right to (i) vote or otherwise participate in Company matters (including having no right to vote on the matters provided in Article V or elsewhere in this Agreement that are subject to approval by the Members); (ii) take part in the management of the Company's affairs or transact any business on behalf of the Company; (iii) any notices to be provided to Members under this Agreement or the Act; (iv) any information or accounting from the Company; (v) inspect the books or records of the Company; (vi) appoint any managers or vote for the election of any managers, or (vii) any other rights of a member under the Act or this Agreement other than those described in the first sentence of this Section. An Economic Interest Owner may become a Member only if so approved by the Members under Section 5.2. Any Units or other Interest that an Economic Interest Owner may acquire will be treated in the same manner under this Section as, and will otherwise be made part of, that Economic Interest Owner's Economic Interest.

8.3   Transfer Requirements.

(a) In the event of a Transfer permitted under the terms of this Agreement, and as a condition to recognizing the effectiveness and binding nature of any such Transfer and, if applicable, the substitution of a new Member as against the Company or otherwise, the Company may require the transferor and the transferee to execute, acknowledge and deliver to the Company such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts that the Company may deem necessary or desirable to: (i) constitute such purchaser as a Member or Economic Interest Owner; (ii) preserve the Company after the completion of such sale, transfer, assignment, or substitution under the laws of each jurisdiction in which the Company is qualified, organized or does business; (iii) maintain the then-applicable federal tax status of the Company; and (iv) assure compliance with any applicable state and federal laws including Securities Laws. The Company has no obligation to assist any Equity Owner with the registration of any Transfer of Units in accordance with the Securities Laws. Without limiting the foregoing, if an Equity Owner proposes to Transfer Units without registration under applicable Securities Laws, the Company may require the Equity Owner to provide an opinion of legal counsel acceptable to the Company that such Transfer is exempt from applicable registration requirements, and no such Transfer may occur unless and until the Company has received such legal opinion.

(b)   Adoption of Operating Agreement. No Transfer of Units shall be effective unless and until the transferee has executed documentation acceptable to the Company confirming that the transferee has accepted, assumed and agreed to be subject to and bound by all of the terms, obligations and conditions of this Agreement, as amended (whether such Person is to be admitted as a Member or as an Economic Interest Owner).

8.4   Purchase and Sale Options Upon Certain Events.

(a)   Company Purchase Option. Upon the occurrence of any of the following (each such event, a "***Company Purchase Event***"): (i) the initiation by a holder of Common Units of a proceeding under any insolvency, bankruptcy, moratorium, or similar laws, or an involuntary proceeding under any such laws is initiated against a holder of Common Units and such involuntary proceeding is not dismissed within 90 days after it is initiated; (ii) the occurrence of an Unauthorized Transfer with respect to a holder of Common Units; (iii) the conviction of, or plea of nolo contendere to, a felony by a holder of Common Units, or (iv) the death a holder of Common Units, the Company shall have the option (in each case, the "***Company Purchase Event Option***"), but not the obligation, to purchase the Units of the affected holder of Common Units for the purchase price described in Section 8.4(c). Upon the occurrence of a Company Purchase Event, the affected holder of Common Units or his Personal Representative shall give prompt written notice of the occurrence of the Company Purchase Event (the "***Event Notice***"), together with reasonable detail regarding the circumstances surrounding such event. If the Company desires to exercise the Company Purchase Event Option, the Company shall deliver written notice to the affected holder of Common Units within one hundred eighty (180) days after delivery of the Event Notice; provided, however if the Company Purchase Event arose as a result of an Unauthorized Transfer, the Company shall have one (1) year after delivery of the Event Notice to exercise the Company Purchase Event Option. For the avoidance of doubt, the provisions of this Section 8.4 shall not apply to any Equity Owner that holds solely Non-Voting Preferred Units.

(b)   Purchase Price. The purchase price for the Units subject to the Company Purchase Event Option shall be based upon the fair market value of the Units as of the date of the Company Purchase Event as hereinafter determined (the "***Unit Value***"), subject to adjustment as described below.

(i)   If the Company and the affected holder of Common Units (or his Personal Representative) cannot promptly agree on the fair market value of the Units, then the Company and the affected holder of Common Units shall meet with the Company's accountant and use their reasonable best efforts to agree on the fair market value of the Units, which agreed value shall be the Unit Value.

(ii)   If the Company and the affected holder of Common Units (or his Personal Representative) cannot agree on the fair market value of the Units after meeting with the Company's accountant, then they shall use their reasonable best efforts to agree upon an appraiser, who shall be experienced in valuing enterprises engaged in the Company's business or similar businesses and who shall not have been engaged by the Company or the affected holder of Common Units during the three-year period prior to the time of engagement (a "***Qualified Appraiser***"). The appraiser's determination of the fair market value (applying any customary methodology or discount as the appraiser deems appropriate) of the Units shall be the Unit Value, and the Company and the affected holder of Common Units shall each bear one-half of the fees and expenses of the appraiser.

(iii)   If the Company and the affected holder of Common Units (or his Personal Representative) cannot agree on an appraiser, then they shall each designate two (2) Qualified Appraisers (a total of 4), and the appraiser shall be chosen by lot. The selected appraiser's determination of the fair market value (applying any customary methodology or discount as the appraiser deems appropriate) of the Units shall be the Unit Value, and the Company and the affected holder of Common Units shall each bear one-half of the fees and expenses of the appraiser.

(c)   Option Closing. Unless otherwise agreed by the parties, the closing of the purchase and sale of the Units described in this Section 8.4 (the "***Option Closing***") will be held at the Company's principal office at 10:00 a.m. on the second (2nd) business day occurring after the later of (i) the thirtieth (30th) day after the date the Company Purchase Event Option is exercised, and (ii) the determination of the Unit Value described in Section 8.4(b). At the Option Closing the selling holder of Common Units shall execute all documents that the Company reasonably determines to be necessary or desirable to effect the sale of the Units; provided, further that such documents may contain customary representations regarding the authority of the holder of Common Units to enter into the transactions, the ownership of the Units by such holder of Common Units, and the Units being free of all liens and encumbrances (other than any imposed by this Agreement). If the selling holder of Common Units (or his Personal Representative) cannot or will not sign such documentation, the Company may treat such holder of Common Units as if he had sold his Units to the Company, and all rights of such holder of Common Units shall cease other than the rights to receive the payments described in this Section 8.4. The selling holder of Common Units shall no longer be an Equity Owner after the Option Closing unless he also holds Non-Voting Preferred Units.

(i)   **Other Than Death**. If the Company Purchase Event Option arose because of a Company Purchase Event described in clauses (i), (ii) or (iii) of Section 8.4(a), the purchase price payable to the holder of Common Units shall be the Unit Value reduced by twenty percent (20%) (such reduced amount, the "***Withdrawal Purchase Price***"), and the Withdrawal Purchase Price shall be paid as follows: (A) 10% at the Option Closing, (B) 10% on the first (1st) anniversary of the Option Closing, and (C) 10% on each of the second (2nd) through ninth (9th) anniversaries thereafter until the entire Withdrawal Purchase Price has been paid. Upon request, the Company shall issue an unsecured promissory note in commercially reasonable form evidencing such payment obligation, which shall not bear interest. If there are any loans from the Company to the affected holder of Common Units outstanding at the time of the Option Closing, the Company may offset all or a portion of the amount of the Withdrawal Purchase Price otherwise payable and apply such amount against any such loan, and the amount applied shall be treated as if the amount had been paid to the holder of Common Units for the Withdrawal Purchase Price and immediately used to repay all or a portion of the outstanding loan. Any loans from the affected holder of Common Units to the Company outstanding at the time of the Option Closing shall continue to be payable in accordance with their terms.

    (ii)   **Death**. If the Company Purchase Event Option arose because of the death of a holder of Common Units, the purchase price payable to the holder of Common Units shall not be reduced, and shall be equal to the Unit Value (such amount, the "***Death Purchase Price***"), and the Death Purchase Price paid as follows:

      (A) <u>If there is Death Buyout Insurance</u>: At the time of purchase of the deceased holder's Units, to the extent the Company has received the proceeds of any Death Buyout Insurance ("***Death Buyout Insurance Proceeds***") (I) first, the Company shall apply such proceeds to repay any loans from the Company to the deceased holder of Common Units, and such amount shall be credited against the Death Purchase Price payable for such Units (II) second, the Company shall repay the principal and any interest on outstanding loans from the deceased holder of Common Units to the Company, and (III) third, to the extent there are Death Buyout Insurance Proceeds available after repayment of such loans, the Company shall pay with respect to the deceased holder's Units the least of (X) the balance of the Death Purchase Price payable for such Units, (Y) One Hundred Thousand Dollars ($100,000), or (Z) the Death Buyout Insurance Proceeds then available after repayment of such loans. If any amount remains payable by the Company to such deceased holder's estate after application of Death Buyout Insurance Proceeds as provided in the preceding sentence, the Company shall issue an unsecured promissory note in commercially reasonable form, with the balance payable in nine (9) equal annual installments of principal commencing on the first (1st) anniversary of the Option Closing, with interest payable at the time of each installment at the Applicable Federal Rate. If the Company receives Death Buyout Insurance Proceeds with respect to such deceased holder of Common Units after the Option Closing, the Company shall make any prepayments of principal on the foregoing promissory note as are necessary so that the Company has applied proceeds in the same way it would have as if it had the Death Buyout Insurance Proceeds at the Option Closing.

      (B) <u>If there is no Death Buyout Insurance</u>: The Death Purchase Price shall be paid as follows: (A) 10% at the Option Closing, (B) 10% on the first (1st) anniversary of the Option Closing, and (C) 10% on each of the second (2nd) through ninth (9th) anniversaries thereafter until the entire Death Purchase Price has been paid. If there are any loans from the Company to the deceased holder of Common Units outstanding at the time of the Option Closing, the Company may offset all or a portion of the amount of the Death Purchase Price otherwise payable and apply such amount against any such loan, and the amount applied shall be treated as if the amount had been paid to the holder of Common Units for the Death Purchase Price and immediately used to repay all or a portion of the outstanding loan. Any loans from the deceased holder of Common Units to the Company outstanding at the time of the Option Closing shall continue to be payable in accordance with their terms.

  (d) **Failure to Exercise.** If the Company Purchase Event Option is not timely exercised by the Company as described in Section 8.4(a), the Company Purchase Event Option shall terminate with respect to the Company Purchase Event, and the Units owned by the affected holder of Common Units shall continue to be subject to the provisions of this Agreement.

  8.5 **Right of First Refusal with Respect to Non-Voting Preferred Units**.

  (a) If any holder of Non-Voting Preferred Units (the "***Selling Holder***") desires to sell any Non-Voting Preferred Units (a "***Proposed Unit Sale***"), the Selling Holder shall obtain a Qualified Offer from an independent third party who is not related to, or otherwise affiliated with, such Selling Holder (such third party, a "***Third Party Purchaser***"). A "***Qualified Offer***" shall mean an offer to purchase or otherwise acquire Non-Voting Preferred Units that is in writing, is solely for cash, and reasonably identifies the name and address of the Third Party Purchaser.

  (b) Promptly upon receipt of a Qualified Offer, the Selling Holder shall first offer in writing to sell such Non-Voting Preferred Units to the Company, and any assignees designated by the Company, in accordance with the terms contained in the Qualified Offer (the "***Right of First Refusal***"). The notice of the Right of First Refusal shall be delivered to the Company and shall include a copy of the Qualified Offer and a written representation from the

Selling Holder that there are no other arrangements between the Selling Holder and the Third Party Purchaser not described in the Qualified Offer. The Company shall have the right to assign the Right of First Refusal with respect to some or all of the Units subject to the Proposed Unit Sale, and the decision by the Company to accept the Right of First Refusal and/or assign all or any portion of such right shall be made by the Board. The Company (and any assignees) shall have a period of thirty (30) days after delivery of the notice (the "**RFR Offer Period**") to either accept or reject the Right of First Refusal in a writing delivered to the Selling Holder with respect to all of the Units offered by giving written notice to the Selling Holder. If any assignees will also participate in the Right of First Refusal, they shall also provide written notice to the Selling Holder, which notice will include the number of Units such assignee(s) intend to purchase.

(c)   Unless otherwise agreed by the parties, the closing of the purchase and sale of the Non-Voting Common Units pursuant to the Right of First Refusal (the "**RFR Closing**") will be held at the Company's principal office at 10:00 a.m. ten (10) days after the expiration of the RFR Offer Period (or the next business day, if such date is not a business day). At the RFR Closing (i) the Company or its assignees shall deliver to the Selling Holder the consideration described in the Qualified Offer, and (ii) as a condition to the obligation of the Company and/or its assignees to purchase such Units, the Selling Holder shall execute all documents that the Company or its assignees reasonably determine to be necessary or desirable to effect the sale of such Units and shall deliver such Units free and clear of all liens and encumbrances (other than any imposed by this Agreement); provided, further that such documents may contain customary representations regarding the authority of the Selling Holder to enter into the transactions, the Selling Holder's ownership of such Units, and such Units being free of all liens and encumbrances (other than any imposed by this Agreement), but such documents may not contain representations regarding the state or condition of the Company or its business.

(d)   If the Right of First Refusal is not accepted by the Company and/or its assignees as to all Non-Voting Preferred Units subject to the Proposed Unit Sale: (i) the Company and/or its assignees shall have no right to purchase any portion of such Units offered for sale, and the Selling Holder may sell such Units to the Third Party Purchaser during the twenty (20) day period commencing the day after the last day of the RFR Offer Period, but only at the same price and terms contained in the Qualified Offer. If the Selling Holder does not sell such Units within twenty (20) days after the last day of the RFR Offer Period, the Non-Voting Preferred Units held by the Selling Holder shall not be sold without first being reoffered in accordance with the provisions of this Section 8.5.

8.6   Take-Along.

(a)   If (i) any third party purchaser not affiliated with any Member (for purposes of this Section 8.6, an "***Acquirer of the Company***") shall offer to (A) purchase all of the outstanding Units of the Company or all or substantially all of the assets of the Company, or (B) merge with or into the Company or merge the Company with or into itself or any of its subsidiaries such that the Company is not the surviving entity or the Company becomes controlled by the Acquirer of the Company or its equity owners (each of the foregoing, a "***Company Change of Control***"); and (ii) such transaction is approved by the Board by Majority Board Approval and the Members by Majority Member Approval (an "***Approved Sale***"), then each Equity Owner shall consent to, vote in favor of, and raise no objections against the Approved Sale. Each Equity Owner shall waive any dissenters rights, appraisal rights, or similar rights in connection with any Approved Sale, and if such Approved Sale is structured as a sale of Units, each Equity Owner shall agree to sell all of his Units on the terms and conditions of the Approved Sale.

(b)   The obligations of each Equity Owner with respect to the Approved Sale are subject to the following conditions:

(i)   upon consummation of the Approved Sale, each Equity Owner shall receive the same form of consideration and the same portion of the aggregate consideration such Equity Owner would have received if the Company had received the aggregate consideration for the Approved Sale and such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in this Agreement as in effect immediately prior to the consummation of the Approved Sale; provided, however, if the Equity Owners or the Company are to receive securities of the Acquirer of the Company, and an Equity Owner is not an "accredited investor" as described in the rules issued under the Securities Laws, then any such Equity Owner may be given, in lieu of such securities, cash of equivalent value; and

(ii)   any indemnification obligations of the Equity Owners in connection with the Approved Sale shall be several and not joint, shall be apportioned pro rata among the Equity Owners based on their ownership of Units (other than indemnification with respect to representations and warranties given by an Equity Owner regarding his authority to sell his Units and his title to and ownership of his Units) and, with respect to each Equity Owner, shall not exceed the consideration received by such Equity Owner in the Approved Sale.

(c)   If an Equity Owner fails or refuses to vote or sell his Units as required by, or votes his Units in contravention of, this Section 8.6, then such Equity Owner hereby grants to the President and the Secretary of the Company, acting together or alone, an irrevocable proxy, coupled with an interest, to vote such Units in accordance with this Section 8.6, and hereby appoints the President and the Secretary of the Company and each of them acting singly, his attorney in fact to sell, transfer or exchange such Units and execute documents in accordance with the terms of this Section 8.6. In the event that any party fails or refuses to comply with the provisions of this Section 8.6, the Company, the Acquirer of the Company and the other participating Equity Owners, at their option, may elect to proceed with such transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such refusing Equity Owner, the rights of such Equity Owner with respect to the Units shall cease. For the avoidance of doubt, any reference to a right to vote on or approve a matter described in this Section 8.6 shall not create a presumption that a holder of Non-Voting Preferred Units is entitled to vote on such matter, as this provision is included in the event such holder has such right to vote or approve under non-waivable applicable law.

8.7   **Redemption of Non-Voting Preferred Units.**

(a)   **General**. Commencing on the date that no holder of Non-Voting Preferred Units has any unpaid Preferred Return or any Unreturned Preferred Capital, the Company shall have the option, exercisable from time to time, to redeem that number of Non-Voting Preferred Units from those holders of Non-Voting Preferred Units designated by the Board from time to time in accordance with the provisions of this Section 8.7 (the "*Company Redemption Right*"). Upon exercise of the Company Redemption Right, the Company shall send notice (the "*Redemption Notice*") to each affected holder of Non-Voting Preferred Units in accordance with Section 11.4 stating separately with respect to each such holder (i) the number of Non-Voting Preferred Units being redeemed, (ii) the Redemption Price for such units (which shall include reasonable detail regarding the determination of such Redemption Price, (iii) the date such redemption will be effective, which will be no sooner than ten (10) days, and no later than thirty (30) days, after the date of the Redemption Notice (such date, the "*Redemption Date*"), and (iv) other procedures by which such redemption shall be effective, including payment of the Redemption Price, as reasonably determined by the Company.   Payment of the Redemption Price shall be made to the order of the Person whose name appears in the Company's records as the owner thereof. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the Non-Voting Preferred Units to be redeemed is paid or tendered for payment by the Company, or deposited with an independent payment agent so as to be available therefor in a timely manner, all rights with respect to such Non-Voting Preferred Units shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest. Each holder of Non-Voting Preferred Units acknowledges that its failure to timely claim the applicable Redemption Price may subject such amount to applicable abandoned property or escheat laws, and accordingly each holder of Non-Voting Preferred Units agrees to release the Company and its Directors, Officers, employees and agents from all claims, obligations or liabilities with respect thereto.

(b)   **Redemption Price**. The purchase price for the Non-Voting Preferred Units subject to a Redemption Notice (the "*Redemption Price*") shall be equal to the greater of (i) the Deemed Fair Market Value of a Non-Voting Preferred Unit, and (ii) the difference between (x) two times (2x) the aggregate Capital Contributions made with respect to such Non-Voting Preferred Unit being redeemed, minus (y) the aggregate distributions made with respect to such Non-Voting Preferred Unit through the date of the Redemption Notice (including, without limitation, distributions of Preferred Return and Capital Contributions), if a positive number. For purposes of this Agreement, "***Deemed Fair Market Value***" of a Non-Voting Preferred Unit shall mean the quotient obtained by dividing (A) the Company's trailing twelve month net revenues for the period ending the month prior to delivery of the applicable Redemption Notice, by (B) the aggregate number of Units then outstanding at the time of determination (taking into account all Non-Voting Preferred Units to be redeemed as of such particular Redemption Date.

(c) **Clawback**. With respect to any Non-Voting Preferred Unit redeemed by the Company, if the Company incurs an Approved Sale within six (6) months after the applicable Redemption Date, the Company shall calculate the dollar amount that would have been distributed by the Company pursuant to Section 7.2(c) had such Non-Voting Preferred Unit been outstanding at the time of the consummation of the Approved Sale (the "***Deemed Approved Sale Distribution***"). If the Deemed Approved Sale Distribution for such Non-Voting Preferred Unit exceeds the Redemption Price paid for such unit, the Company shall, within thirty (30) days after the consummation of the Approved Sale pay to the former holder of such Non-Voting Preferred Units an amount equal to the excess of the Deemed Approved Sale Distribution over the Redemption Price.

ARTICLE IX.
RESTRICTIVE COVENANTS

9.1 **Applicability.** For the avoidance of doubt: (a) the provisions of Section 9.2 and Section 9.5 shall apply to all Equity Owners, including holders of Non-Voting Preferred Stock; and (b) the provisions of Section 9.3 and Section 9.4 shall apply only to Members and Economic Interest Holders holding Common Units, as the case may be.

9.2 **Nondisclosure of Information.** Each Equity Owner agrees that so long as he is an Equity Owner and for a period of five (5) years after he ceases to be an Equity Owner, such Equity Owner will hold Confidential Information in confidence and not disclose Confidential Information to any Person at any time, other than (i) as required by applicable law, and (ii) such Equity Owner's accounting, legal, tax and other professional advisors who have a need to know such information and are subject to confidentiality obligations under applicable law or have executed a commercially reasonable confidentiality agreement. The obligations set forth in this Section 9.2 shall not extend to any portion of Confidential Information that: (i) is or becomes part of the public domain through no fault of the Equity Owner that desires to disclose Confidential Information, (ii) the Equity Owner can show by written records was acquired on a non-confidential basis from a third party having a legal right to make such disclosure, or (iii) is required by law to be disclosed on a nonconfidential basis.

9.3 **Nonsolicitation of Employees.** Each holder of Common Units agrees that so long as he is a holder of Common Units and for a period of two (2) years after he ceases to be a holder of Common Units, such holder will not directly or indirectly solicit or in any manner encourage employees then employed by the Company to leave their employment to become employed by another Person, or assist any Person in any way to do, or attempt to do, anything such holder of Common Units is prohibited from doing by this Section 9.3.

9.4 **Noncompetition and Nonsolicitation of Customers.**

(a) Each Member has or will be entering into a fiduciary relationship with the Company as a result of such Member's position and role and ownership in the Company, as a result of which each Member will be exposed to and will create Confidential Information. Each Member has developed or will develop expertise and experience in the businesses and services engaged in by the Company, and has access to the most sensitive Confidential Information of the Company, including trade secrets and business strategies. Each Member understands and agrees that the Company will suffer irreparable harm, loss, and damage if such Member should compete with the Company or should divulge to any Person any Confidential Information during and after the period of time that such Member owns an Interest in the Company in violation of the restrictive covenants contained in this Article IX, including, but not limited, to any Person that directly competes with the Company. Each Member agrees that the Company needs certain protection that reflects this fiduciary (or other) relationship and that reflects each Member's access to Confidential Information.

(b)   The Company currently has, competes for, and seeks business opportunities throughout the Territory and recognizes that a more limited geographic restriction will not protect the Company from future competition with any Member. Each Member covenants and agrees that, so long as he is a Member and for a period of two (2) years after he ceases to be a Member, he will not, for himself or on behalf of any Person, directly or indirectly, engage in a Competitive Business in the Territory or own any stock, interest or other securities of any Person that engages in a Competitive Business in the Territory; provided, however, such Member may own up to 5% of the outstanding common stock of a publicly traded corporation engaging in a Competitive Business.

(c)   Each Member further agrees that so long as he is a Member and for a period of two (2) years after he ceases to be a Member, he will not, for himself or on behalf of any Person (other than the Company), Solicit any customer of the Company (or provide information or assistance to a Person that would enable or help such Person Solicit a customer of the Company) for the purpose of (i) providing products to such customer that are similar to those products offered by the Business; or (ii) diverting or attempting to divert from the Company the business of such customer of the Company, including, but not limited to, any actions that cause such customer to reduce the level or amount of services provided by the Company to such customer.

9.5   Binding Effect.

(a)   Each Equity Owner has carefully considered the provisions of this Article IX and agrees that, under all circumstances, the restrictions set forth herein are fair and reasonable and are required for the Company's protection of its legitimate interests as well as the interests of the other Equity Owners. The parties hereto recognize that irreparable damage will result to the Company in the event of the breach of any of the covenants and assurances made by the Equity Owners in this Article IX. Each Equity Owner agrees that in the event of a breach by him of the covenants contained in this Article IX, the Company and/or any of the Members shall be entitled, if it or he so elects, to institute and prosecute proceedings in any court of competent jurisdiction to specifically enforce the performance by such Equity Owner of such covenants. The parties also agree that the Company (or Members, as the case may be) shall be entitled, in addition to any other remedies or damages available to it under the Uniform Trade Secrets Act or other statutory or common law, to obtain injunctive relief without bond in order to restrain the violation of such covenants by any Equity Owner. This Article IX shall be binding upon and inure to the benefit of the Company, its successors and assigns, and shall be binding upon the Equity Owners and their respective executors, administrators, or representatives.

(b)   The provisions of this Article IX are severable. If any court should construe any portion of this Article IX to be too broad to prevent enforcement to its fullest extent, then such restrictions shall be enforced to the maximum extent that the court finds reasonable and enforceable. In the event that any of the provisions, clauses, sentences, paragraphs, or portions ("provisions") of this Article IX shall be held to be invalid or unenforceable, the remaining provisions hereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included herein. The parties in no way intend to include a provision that contravenes public policy. Therefore, if any provision of this Article IX is unlawful, against public policy, or otherwise declared void or unenforceable, such provision shall be deemed excluded from this Section, which shall in all other respects remain in effect. In the event that any of such geographical, time, or subject matter limitations is deemed to be unreasonable by a court of competent jurisdiction, the covenants contained in this Article IX will be deemed to extend over the maximum geographical area for which they may be enforceable and over the maximum time period for which they may be enforceable, and the maximum extent in any and all other respects as to which they may be enforceable, all as will be determined by such court.

ARTICLE X.
DISSOLUTION, WINDING UP AND TERMINATION

10.1   Dissolution. The Company shall be dissolved only upon the occurrence of any of the following events or as otherwise required by non-waivable provision of law:

(a) when the period fixed for the duration of the Company pursuant to the Articles of Organization, if any, shall expire; or

(b) by the written agreement of Members as provided in Section 5.2.

The withdrawal, bankruptcy, expulsion, death or dissolution of a Member shall not cause the Company to be dissolved. Notwithstanding the provisions of Section 10.1(a), the Company shall not be dissolved upon the expiration of the period fixed in the Articles of Organization, if within thirty (30) days of the expiration date of such period, the Members by unanimous vote elect to continue the existence of the Company, in which case the Company shall continue as an at-will limited liability company subject to the terms of this Agreement (including the restrictions upon an Equity Owner's right to return of Capital Contributions and redemption of an Equity Owner's Units).

10.2   Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Board shall promptly proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Board shall:

(i)   sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Board may determine to distribute any assets to the Equity Owners in kind);

(ii)   allocate any net profit or net loss resulting from such sales to the Equity Owners' Capital Accounts in accordance with the provisions of Section 7.1 hereof;

(iii)   discharge all liabilities of the Company, including liabilities to Equity Owners who are also creditors, to the extent otherwise permitted by law, other than liabilities to Equity Owners for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Equity Owners, the amounts of such reserves shall be deemed to be an expense of the Company); and

(iv)   distribute the remaining assets in accordance with the provisions of ARTICLE VII. If any assets of the Company are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by the Board. Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value.

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, if any Equity Owner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Equity Owner shall have no obligation to make any Capital Contribution, and the negative balance of such Equity Owner's Capital Account shall not be considered a debt owed by such Equity Owner to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(e) The Board shall comply with any applicable requirements of law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

10.3   Articles of Termination. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Equity Owners, articles of termination shall be duly filed in accordance with the Act.

10.4   Return of Contribution Nonrecourse to Other Equity Owners. Except as may be provided by law, upon dissolution each Equity Owner shall look solely to the assets of the Company for the return of his Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of one or more Equity Owners, such Equity Owner(s) shall have no recourse against any other Equity Owner.

ARTICLE XI.
MISCELLANEOUS PROVISIONS

11.1   Entire Agreement. In deciding to become a party to this agreement, no party has relied upon any statements, reports, representations, warranties or understandings other than those provided in this Agreement. This Agreement embodies the entire agreement and understanding between the parties with respect to its subject matter and supersedes all prior agreements and understandings, representations and warranties, whether written or oral, between the parties relating to the subject matter hereof. The attached schedules and exhibits are an integral part of this Agreement. The Equity Owners acknowledge and agree that any employment of them by the Company is at-will and that this Agreement does not create any right of employment.

11.2   Amendments.

(a)   General. Except as otherwise provided herein, this Agreement and the Articles of Organization may be amended or modified from time to time only by a written instrument executed by the Company after Member approval is obtained under Section 5.2. Any provision in this Agreement requiring the approval of, or that certain other action be taken only by, a particular Member or Members, may be amended or modified only by the Member or Members owning the requisite Interest or Interests to take that action. Subject to the provisions of Section 11.2(b) and Section 11.2(c), any amendment or modification approved in the manner described in this Section 11.2(a) shall be binding on all Equity Owners notwithstanding the failure by any Equity Owner to approve such amendment or modification or execute a document reflecting such amendment or modification.

(b)   Non-Voting Preferred Unit Protective Provisions. Notwithstanding the provisions of Section 11.2(a) to the contrary, the approval of holders of Non-Voting Preferred Units holding a majority of Non-Voting Preferred Units then outstanding shall be required to amend any of the following provisions of this Agreement: (i) Section 3.1(a); (ii) Section 7.1; (iii) Section 7.2; (iv) Section 8.1(b); (v) Section 8.5; (vi) Section 8.6; and (vii) the definitions in Schedule I of "Preferred Return" and "Unreturned Preferred Capital Contributions."

(c)   Unfair Discrimination. Notwithstanding the provisions of Section 11.2(a) to the contrary, any amendment of this Agreement or the Articles of Organization that would disproportionately divest or diminish the rights of, or otherwise disproportionately disadvantage or unfairly discriminate against, any Equity Owner, with respect to that Equity Owner's Interest in relation to other Interests having similar rights ("***Unfair Discrimination***"), or increase the liabilities or obligations of any Equity Owner, must be consented to in writing by each Equity Owner who would be so adversely affected by that amendment or that amendment will be null and void and of no force or effect whatsoever. Amendments to this Agreement that, for example, result in (a) the issuance of new Units (including a new class of Units or other equity interests), or (b) adverse tax consequences to one or more Equity Owners but not other Equity Owners (or results in disproportionately adverse tax consequences to one or more Equity Owners) due to their particular tax situation, are not to be deemed to Unfairly Discriminate against, or increase the liabilities or obligations, of the adversely affected Equity Owner(s).

(d)   Board Action. Any action taken by the Board or the Members that is otherwise authorized in this Agreement is not to be treated as an amendment to this Agreement requiring the approval of the Members under this Section 11.2.

11.3   Investment Representations. Each Equity Owner understands and acknowledges that any Common Units or Non-Voting Preferred Units held by them: (a) have not been registered under the Securities Laws or any other law of the United States, or under the Securities Laws of any state or other jurisdiction, and therefore the

Common Units and the Non-Voting Preferred Units cannot be resold, pledged, assigned or otherwise disposed of unless they are so registered or an exemption from registration is available, and that the Company has no obligation or intention to take any action to permit subsequent sales of the Common Units or the Non-Voting Preferred Units under the Securities Laws or any other law of the United States, or under the Securities Laws of any state or other jurisdiction; and (b) with respect to Non-Voting Preferred Units, such Units can only be transferred as permitted under Regulation Crowdfunding (as defined under applicable Securities Laws) and subject to the terms and conditions of this Agreement and any other agreement between the holder of Non-Voting Preferred Units and the Company.

11.4   Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered by any of the following: (a) personally to the party to whom the same is directed, (b) by registered or certified mail, postage and charges prepaid, or (c) by email, in each case addressed to the Equity Owner's and/or Company's physical or email address, as appropriate, which is set forth in this Agreement or in the Company's records. Except as otherwise provided herein (i) hand delivery is effective upon receipt, (ii) any notice properly provided by mail shall be effective three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, and (iii) delivery by email shall be effective when acknowledged by non-automated confirmation of receipt.

11.5   Further Assurances. Each Equity Owner, upon the request of the Board, agrees to perform all further acts and execute, acknowledge and deliver any instruments or documents as may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

11.6   Construction. This Agreement is to be construed according to its fair meaning and not strictly for or against any party hereto. Unless otherwise required by law, (i) the provisions of this Agreement shall govern over all provisions of the Act that would apply but for this Agreement; and (ii) if and to the extent the provisions of this Agreement conflict with the Act, this Agreement shall control. For each matter (i) with respect to which the Act provides a rule (a "***Default Rule***") but permits a limited liability company's operating agreement to provide a different rule; and (ii) that is addressed by this Agreement, the Default Rule shall not apply to the Company. Unless otherwise provided, all references to schedules and exhibits are to the schedules and exhibits that are attached to this Agreement, as they may be amended from time to time. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

11.7   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.8   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.9   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.10   No Third Party Beneficiaries. This Agreement is made solely and specifically among and for the benefit of the parties hereto and their respective successors and assigns, and no other Person, unless express provision is made herein to the contrary, is to have any rights, interests or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise. Without limiting the generality of the foregoing, no provision of this Agreement shall be for the benefit of, or enforceable by, any creditors of the Company.

11.11   Attorney's Representation. The parties all acknowledge that the Company has engaged a law firm to prepare this Agreement on behalf of and in the course of its representation of the Company and that the Equity Owners have had the opportunity to seek, and have obtained, the advice of independent counsel.

11.12   Application of South Carolina Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the State of South Carolina without regard to choice of law principles.

11.13   Right of Set Off. The Company has the right to apply any distribution or other amount otherwise payable to an Equity Owner (including, without limitation, any distribution for taxes) against any sum then due and owing to the Company from the Equity Owner (including, without limitation, any sum owing on account of an obligation to contribute capital to the Company to the extent permitted by this Agreement).

11.14   Jurisdiction; Costs of Litigation.

(a)   To the maximum extent permitted by applicable law, each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby, including tort claims, may be brought only in the courts of the State of South Carolina or of the United States for the District of South Carolina and hereby expressly submits to the personal jurisdiction and the venue of those courts for the purposes thereof and expressly waives any claim of improper venue and any claim that those courts are an inconvenient forum. To the maximum extent permitted by applicable law, each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address referenced in Section 11.4 hereof, and to that service becoming effective five (5) days after that mailing.

(b)   In any legal or arbitration proceedings, or other actions between any of the parties hereto, to enforce any of the terms or conditions of this Agreement or any action in any other way pertaining to Company affairs or this Agreement, the prevailing party, in addition to any other damages or compensation received, will be entitled to recover that party's litigation or arbitration costs, including reasonable attorneys' fees, expenses and costs of any appeals.

11.15   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

[Signatures appear on next page.]

IN WITNESS WHEREOF, the parties have executed or caused their duly authorized representatives to execute this Agreement effective as of the date first above written.

The Company

13 STRIPES BREWERY LLC

By:_____
    Name:
    Title:

Each of the undersigned Members and Economic Interest Owners acknowledge and agree that the number of Units set forth for such Member or Economic Interest Owner on Exhibit A is accurate as of the date described on Exhibit A.

Members	**Economic Interest Owners**
	American IRA, LLC FBO Jason O'Neal IRA
_____	By_____
Jeremy Bailey	Jason O'Neal, authorized representative
_____	_____
Kenworth Reeves, Jr.	**Brandon Andrews**
_____	_____
Aaron Robinson	**Robert Andrews**
	_____
	Michael Robinson

13 Stripes Brewery LLC
Ownership Information
as of August 15, 2025

Name and Address of Equity Owner	Type of Equity Owner	Capital Contributions	Number of Units
American IRA, LLC FBO Jason O'Neal IRA _____ _____	Economic Interest Owner	*	13,334
Brandon Andrews _____ _____	Economic Interest Owner	*	8,061
Robert Andrews _____ _____	Economic Interest Owner	*	9,547
Jeremy Bailey _____ _____	Member	*	13,334
Kenworth Reeves, Jr. _____ _____	Member	*	19,933
Aaron Robinson _____ _____	Member	*	13,334
Michael Robinson _____ _____	Economic Interest Owner	*	23,467
Totals			101,010

*   As reflected in the Company's books and records.

SCHEDULE I
(DEFINITIONS)

"***Acquirer of the Company***" has the meaning set forth in Section 8.6.

"***Act***" means the South Carolina Uniform Limited Liability Company Act of 1996, as amended from time to time, or any successor statute.

"***Agreement***" means this Amended and Restated Operating Agreement, as it may be amended from time to time.

"***Applicable Federal Rate***" means the "applicable federal rate" as published by the Internal Revenue Service and in effect at the time of purchase of Units for obligations with similar terms as the promissory note issued by the Company.

"***Approved Sale***" has the meaning set forth in Section 8.6.

"***Articles of Organization***" means the Articles of Organization of the Company as filed with the Secretary of State of South Carolina, as amended from time to time.

"***Board***" or "***Board of Directors***" has the meaning set forth in Section 4.1.

"***Business***" means the manufacture, marketing and sale of beer and related products.

"***Capital Account***" has the meaning set forth in Section 6.2.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by an Equity Owner whenever made. "***Initial Capital Contribution***" shall mean the initial contribution to the capital of the Company pursuant to this Agreement.

"***Company***" means 13 Stripes Brewery LLC.

"***Company Change of Control***" has the meaning set forth in Section 8.6.

"***Company Purchase Event***" has the meaning set forth in Section 8.4.

"***Company Purchase Event Option***" has the meaning set forth in Section 8.4.

"***Company Redemption Right***" has the meaning set forth in Section 8.7.

"***Competitive Business***" means a business or other enterprise that engages in the Business, other than the Company or its Subsidiaries.

"***Code***" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding federal revenue laws.

"***Confidential Information***" means information related to the Company's or a Subsidiary's business that is not generally known by or readily ascertainable to the public or in the industry, and includes (i) inventions, discoveries, copyrights, intellectual property, improvements, know-how, methods, manufacturing processes, and methods employed, sold or licensed by the Company or a Subsidiary; (ii) sales and customer data (whether or not reduced to writing) of the Company or a Subsidiary, including, but not limited to, customer lists, customer preferences, customer contacts, pricing information, concessions, and prior bids; (iii) marketing information of the Company or a Subsidiary, including, but not limited to, business strategy, plans, research, development, and

expansion or contraction plans; (iv) business plans of the Company or a Subsidiary, including, but not limited to, capital projects, budgets, and expenses; (v) financial information of the Company or a Subsidiary; (vi) computer programs (or any portions or logic comprising such programs and/or source codes), internal security codes, and passwords of the Company or a Subsidiary; (vii) vendor contracts and agreements and contacts of the Company or a Subsidiary; (viii) research and development efforts of the Company or a Subsidiary; (ix) product or services cost or pricing of the Company or a Subsidiary; (x) personnel allocation or organizational structure of the Company or a Subsidiary; (xi) non-public information concerning the legal or financial affairs of the Company or a Subsidiary; and (xii) trade secrets (as defined by South Carolina Code §39-8-20) of the Company or a Subsidiary. Confidential Information includes documents, records, tapes, files, media, and any other medium of communicating information.

"*Death Buyout Insurance*" means life insurance (if any) procured by the Company on the life of a Member for which the Company is the beneficiary.

"*Death Buyout Insurance Proceeds*" has the meaning set forth in Section 8.4.

"*Death Purchase Price*" has the meaning set forth in Section 8.4.

"*Deemed Approved Sale Distribution*" has the meaning set forth in Section 8.7.

"*Deemed Fair Market Value*" has the meaning set forth in Section 8.7.

"*Default Rule*" has the meaning set forth in Section 11.6.

"*Director*" means a member of the Board of Directors.

"*Distributable Cash*" means cash then held in bank accounts of the Company, taking into account the payment of all liabilities of the Company then due and payable, and after reservation of such amounts as the Board reasonably deems necessary to set aside for payment of current and future Company expenses.

"*Economic Interest*" of an Equity Owner means only that Equity Owner's right under this Agreement and applicable law to (a) share in the profits and losses of the Company (including Net Income and Net Losses and all items of income, gain, expense, deduction, and loss allocated hereunder that are not included in the computation of Net Income or Net Losses) and (b) receive distributions from the Company and, therefore, does not include any right to participate in, vote on, or authorize or approve any decision concerning the management or affairs of the Company.

"*Economic Interest Owner*" means a Person who holds an Economic Interest but has not been admitted as a Member.

"*Effective Date*" has the meaning set forth in the preamble to this Agreement.

"*Entity*" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

"*Equity Owner*" means an Economic Interest Owner or a Member.

"*Event Notice*" has the meaning set forth in Section 8.4.

"*Excess Cash Flow Distribution*" has the meaning set forth in Section 7.2.

"*Family*" with respect to an individual, means (i) the individual, (ii) the spouse, siblings, lineal descendants, and ancestors of such individual, (iii) the spouse of any sibling, lineal descendant, or ancestor of such individual, and (iv) any other natural person who resides with such individual.

"***GAAP***" means generally accepted accounting principles consistently applied.

"***Guaranteed Company Obligation***" means obligations of the Company to banks or other third parties that are (i) approved by the Board, and (ii) guaranteed by one or more Members.

"***Income***" means, for each fiscal year or other period, each item of income and gain as determined, recognized, and classified for federal income tax purposes, provided that any income or gain that is exempt from federal income tax shall be included as if it were an item of taxable income.

"***Interest***" of an Equity Owner as of a particular time means the entire ownership interest of that Equity Owner in the Company at that time, including the Equity Owner's Units and all benefits to which the owner of that ownership interest is entitled under this Agreement and applicable law, together with all obligations of that Equity Owner under this Agreement and applicable law, with respect to that ownership interest.

"***Liquidating Distribution***" has the meaning set forth in Section 7.2.

"***Loss***" means, for each fiscal year or other period, each item of loss or deduction as determined, recognized, and classified for federal income tax purposes, increased by (i) expenditures described in Section 705(a)(2)(B) of the Code; (ii) expenditures contemplated by Section 709 of the Code (except for amounts with respect to which an election is properly made under Section 709(b) of the Code); and (iii) expenditures resulting in a deduction or a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under Section 267(a)(1) or Section 707(b).

"***Majority Board Approval***" means the affirmative vote or approval of a majority of all Directors then in office (and not the number of Directors who may constitute a quorum for purposes of holding a meeting of the Board of Directors).

"***Majority Member Approval***" means the affirmative vote of Members holding a majority of the outstanding Units owned by Members, voting together as a single class.

"***Material Contract***" has the meaning set forth in Section 4.3.

"***Material Interest***" means the direct or indirect beneficial ownership of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

"***Member***" means each of the parties who executes a counterpart of this Agreement as a Member and each of the parties who may hereafter become Members in accordance with the terms of this Agreement.

"***Net Income***" and "***Net Loss***" mean, for each fiscal year or other relevant period, (i) the excess of the Income for such period over the Loss for such period; or (ii) the excess of the Loss for such period over the Income for such period, respectively; provided, however, that Net Income and Net Loss for a fiscal year or other relevant period shall be computed by excluding from such computation any Income or Loss specially allocated pursuant to the Regulations.

"***Officers***" has the meaning set forth in Section 4.5.

"***Option Closing***" has the meaning set forth in Section 8.4.

"***Person***" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and permitted assigns of such individual or Entity where the context so permits.

"***Personal Representative***" means the personal representative or other Person with legal authority to act on behalf of a deceased Common Unit holder's estate.

"***Preferred Return***" means, with respect to a holder of Non-Voting Preferred Units, an amount equal to eight percent (8%) multiplied by such holder's Unreturned Preferred Capital Contribution for each full year, or prorated based on any partial year (based on a 365/366 day year), and determined as of December 31 for each year. Accrued Preferred Return shall be cumulative to the extent not distributed, but shall not be compounded.

"***Prior Operating Agreement***" has the meaning set forth in the preamble to this Agreement.

"**Proposed Unit Sale**" has the meaning set forth in Section 8.5.

"***Pro Rata Share***" means, with respect to an Equity Owner, the ratio of the number of Units held by such Equity Owner to the total number of Units outstanding among all Equity Owners.

"**Qualified Appraiser**" has the meaning set forth in Section 8.4.

"**Qualified Offer**" has the meaning set forth in Section 8.5.

"**Redemption Date**" has the meaning set forth in Section 8.7.

"**Redemption Notice**" has the meaning set forth in Section 8.7.

"**Redemption Price**" has the meaning set forth in Section 8.7.

"**Regulations**" includes proposed, temporary and final regulations promulgated under the Code from time to time.

"**Related Person**" means: (a) *with respect to a particular individual*: (i) each other member of such individual's Family; (ii) any Person that is directly or indirectly controlled by any one or more members of such individual's Family; (iii) any Person in which members of such individual's Family hold (individually or in the aggregate) a Material Interest; and (iv) any Person with respect to which one or more members of such individual's Family serves as a director, officer, partner, executor or trustee (or in a similar capacity); and (b) *with respect to a specified Person other than an individual*: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person; (ii) any Person that holds a Material Interest in such specified Person; (iii) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a Material Interest; and (v) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity). For purposes of this definition, "control" of a Person means possession, directly or indirectly (through one or more intermediaries or other means), of the power to direct or cause the direction of management and policies of that Person through the ownership of voting securities (or any other interest or interests), contract or other means.

"**RFR Closing**" has the meaning set forth in Section 8.5.

"**RFR Offer Period**" has the meaning set forth in Section 8.5.

"**Right of First Refusal**" has the meaning set forth in Section 8.5.

"**Securities Laws**" means the Securities Act of 1933, as amended, and the regulations promulgated thereunder, and any corresponding state securities laws.

"**Selling Holder**" has the meaning set forth in Section 8.5.

"***Solicit***" means directly or indirectly, solicit, influence, contact, sell to, service, or deal with.

"***Subsidiary***" means any Entity with respect to which the Company directly or indirectly owns or controls either (i) 50% or more of the total voting power of the total outstanding securities or other equity or beneficial ownership interests of that Entity or that otherwise allows the Company to directly or indirectly control that Entity or (ii) 50% or more of the value of the total outstanding securities or other equity or beneficial ownership interests of that Entity.

"***Tax Distribution***" has the meaning set forth in Section 7.2.

"***Territory***" means a 100-mile radius from the Company's primary beer production facility.

"***Third Party Purchaser***" has the meaning set forth in Section 8.5.

"***Transfer***" has the meaning set forth in Section 8.1.

"***Unauthorized Transfer***" has the meaning set forth in Section 8.2.

"***Unfair Discrimination***" has the meaning set forth in Section 11.2.

"***Unit***" means the unit of ownership into which an Equity Owner's Interest is divided. Units within the same class may have different rights (for example, Units held by an Economic Interest Owner do not include voting rights). Unless otherwise provided in the Agreement, references made to an Equity Owner's Units include all of that portion of the Equity Owner's Interest that relates or is attributable to those Units.

"***Unit Value***" has the meaning set forth in Section 8.4.

"***Unreturned Preferred Capital Contributions***" with respect to any holder of Non-Voting Preferred Units and at any time, shall refer to such holder's Capital Contributions as of the time of determination less the aggregate distributions made to such holder with respect to the return of Capital Contributions pursuant to Section 7.2. If any Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contributions of the transferor to the extent it relates to the transferred Units.

"***Withdrawal Purchase Price***" has the meaning set forth in Section 8.4.

EXHIBIT C

13 Stripes Brewery LLC – Financial Statements and Independent Accountant's Review Report

13 Stripes Brewery LLC. (the "Company") a South Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
13 Stripes Brewery LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 7, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	46,590	50,587
Accounts Receivable	11,612	10,985
Prepaid Expenses	-	368
Total Current Assets	58,202	61,939
Non-current Assets		
Furniture, Equipment, Vehicles, and Leasehold Improvements, net of Accumulated Depreciation	168,846	257,143
Right Of Use Asset	13,300	30,351
Security Deposit	-	1,221
Total Non-Current Assets	182,146	288,715
TOTAL ASSETS	240,348	350,654
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	67,699	51,583
Line of Credit	74,986	49,284
Gift Cards	7,255	3,305
Payroll and Sales Tax Liability	6,732	11,813
Notes Payable - Related Parties	22,500	2,135
Notes Payable	16,546	36,378
Short Term Lease Liability	13,300	17,051
Other Liability	8,000	-
Total Current Liabilities	217,018	171,549
Long-term Liabilities		
Notes Payable - Related Parties	243,665	243,665
Notes Payable	36,740	53,286
Long Term Lease Liability	-	13,300
Total Long-Term Liabilities	280,405	310,252
TOTAL LIABILITIES	497,423	481,800
Commitments & Contingencies (See Note 4)		
EQUITY		
Accumulated Deficit	(257,075)	(131,146)
Total Equity	(257,075)	(131,146)
TOTAL LIABILITIES AND EQUITY	240,348	350,654

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	1,049,408	1,396,410
Cost of Revenue	346,661	464,946
Gross Profit	702,747	931,465
Operating Expenses		
Advertising and Marketing	3,249	15,679
General and Administrative	653,538	728,594
Rent and Lease	57,886	79,093
Depreciation	88,296	41,266
Total Operating Expenses	802,968	864,632
Operating Income (loss)	(100,221)	66,832
Other Expense		
Interest Expense	25,708	41,604
Total Other Expense	25,708	41,604
Earnings Before Income Taxes	(125,930)	25,229
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(125,930)	25,229

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	-	(156,374)	(156,374)
Net Income (Loss)	-	25,229	25,229
Ending Balance 12/31/2023	-	(131,146)	(131,146)
Net Income (Loss)	-	(125,930)	(125,930)
Ending Balance 12/31/2024	-	(257,075)	(257,075)

Statement of Cash Flows

| | Year Ended December 31, | |
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(125,930)	25,229
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	88,296	41,266
Accounts Payable	16,116	(33,109)
Line of Credit	25,702	10,284
Gift Cards	3,950	(2,191)
Payroll and Sales Tax Liabilities	(5,081)	(4,467)
Accounts Receivable	(628)	(5,800)
Prepaid Expenses	368	(368)
Other	8,002	(16,194)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	136,725	(10,579)
Net Cash provided by (used in) Operating Activities	10,795	14,650
INVESTING ACTIVITIES		
Fixed Assets	-	(50,447)
Security Deposit	1,221	-
Net Cash provided by (used by) Investing Activities	1,221	(50,447)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	20,365	80,178
Repayment of Notes Payable	(36,378)	(32,324)
Net Cash provided by (used in) Financing Activities	(16,013)	47,854
Cash at the beginning of period	50,587	38,530
Net Cash increase (decrease) for period	(3,997)	12,057
Cash at end of period	46,590	50,587

13 Stripes Brewery LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

13 Stripes Brewery LLC ("the Company") was founded in March 2016 in Greenville, South Carolina, 13 Stripes has been serving up thoughtfully crafted beers that pay homage to the original 13 colonies, blending historical inspiration with modern brewing techniques. With a deep respect for tradition and a passion for quality, the brewery has become a local favorite among craft beer enthusiasts. Now, with a growing customer base and demand outpacing capacity, the company is preparing to relocate to a larger facility. This move will allow for expanded brewing operations, a more robust taproom experience, and the opportunity to introduce their colonial-inspired creations to an even wider audience.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture & Fixtures	7	5,738	(4,622)	-	1,116
Machine & Equipment	7	548,376	(441,782)	-	106,594
Vehicles	5	4,100	(3,303)	-	797
Leasehold Improvements	15	310,407	(250,068)	-	60,339
Grand Total	**-**	**868,621**	**(699,775)**	**-**	**168,846**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In July 2023, the Company entered into a loan agreement with a related party for $250,000. The loan accrues interest at an interest rate of 8%. This loan amortizes over 12 years with a 5-year balloon payment due in July of 2028. The loan is secured by brewery equipment. The balance was $243,665 as of December 31st, 2024.

In April 2024, the Company entered into a loan agreement with a related party for $20,000. The loan accrues interest at a 10% interest rate or guaranteed $2,000 return. The loan is due on December 31st, 2025 and is unsecured. There are no set monthly payment requirements and the balance was $12,500 as of December 31st, 2024.The loan was fully repaid in 2025.

In October 2024, the Company entered into a loan agreement with a related party for $10,000. The loan does not accrue interest and is due on December 31st, 2025. The loan is unsecured and has no set monthly payment. The balance was $10,000 as of December 31st, 2024. The loan was fully repaid in 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Leases</u>

The Company entered into a lease agreement on October 1, 2015, for a 1,350 square foot facility located at 250 Mill St., Suite 10, Taylors, SC. The initial lease term is five years with rent commencement on February 1, 2016, following a 120-day rent abatement. The lease provided one five-year renewal option under the same terms which was exercised. In October 2025, the Company entered into a six-month lease extension for its premises, with monthly base rent of $5,342 and estimated additional rent of $1,000 per month through March 31, 2026.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ending 31-Dec-24
Operating lease expense	166,500

Other Information	
Operating cash flows from operating leases	166,500
ROU assets obtained in exchange for new operating lease liabilities	145,277
Weighted-average remaining lease term in years for operating leases	0.75
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating
2025-12	13,500
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	13,500
Less: present value discount	200
Total lease liabilities	13,300

In July 2023, the Company commenced operations at a secondary taproom location known as the 13 Stripes River Lodge, located along the Saluda River in South Carolina, under an operating lease. Rent expense related to this location was recognized in the financial statements for the year ended December 31, 2023. The lease was terminated in March 2024.

NOTE 5 – LIABILITIES AND DEBT

On June 20, 2019, the Company entered into a term loan agreement with a principal amount of $125,000, bearing interest at 3.75% and maturing on October 20, 2024, however the loan was not fully repaid in 2024. The balance of the loan was $3,579 as of December 31st, 2024. The loan was fully repaid in 2025.

Separately, on March 31, 2020, the Company entered into a line of credit agreement for $50,000, which was subsequently modified on May 19, 2021. The modified note reflected an outstanding balance of $25,000 at the time of modification and carries a variable interest rate equal to the Prime Rate plus 1.00%, subject to a floor of 5.00% and a cap of 18.00%. The outstanding balance on the line of credit was $74,986 as of December 31st, 2024.

In October 2023, the Company entered into an additional loan agreement for $60,755, secured by its food truck and related equipment. The loan bears interest at a fixed rate of 7.9%, requires fixed monthly payments of $1,233, and matures on November 1, 2028. As of December 31, 2024, the outstanding balance on this loan was $49,707.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	114,032
2026	12,967
2027	12,967
2028	254,471
2029	-
Thereafter	-

Debt Summary

				For the Year Ended December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable 1	125,000	3.75%	2025	3,579	-	3,579
Notes Payable 2	60,755	7.9%	2028	12,967	36,740	49,707
Line of Credit	75,000	Variable Interest Rate	2025	74,986	-	74,986
Notes Payable - Related Party 1	250,000	8.0%	2028	-	243,665	243,665
Notes Payable - Related Party 2	20,000	10%	2025	12,500	-	12,500
Notes Payable - Related Party 3	10,000	None	2025	10,000	-	10,000
Total				114,032	280,405	394,438

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 7, 2025, the date these financial statements were available to be issued.

On May 30, 2025, the Company entered into a non-cancelable lease agreement for retail and restaurant space in Greenville, South Carolina. The lease term begins on the earlier of March 1, 2026 or the date the Company opens for business, and extends for 124 months. Monthly base rent ranges from approximately $12,089 to $16,247 over the lease term, with annual rent escalations. The Company is not obligated to pay base rent during the abatement period from November 1, 2025 through February 28, 2026. A security deposit of $12,089 was paid on the effective date.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

13 Stripes Brewery – Testing the Waters Page


Vicinity
Ventures
View Portfolio   Offers   Membership   Dashboard   🔔

13 Stripes Brewery

Regulation Crowdfunding



Welcome! We are collecting indications of interest for a potential capital raise through Reg CF (Rule 206).

The Deal   Shop Talk   Local Buzz

Raise Goal: $1.2M
Offering Type:
Preferred Equity
8% Preferred Return
$2.8M Pre-Money
Valuation

**INDICATE
INTEREST**

Start Date August 18, 2025
End Date October 30, 2025

Why fund our local story

- **Crafting More Than Beer**: Since 2017, we've been dedicated to brewing high-quality, classic beer styles rooted in tradition, creating a vibrant community hub in Taylors, SC.

♡ **INDICATE INTEREST**

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

- **Expanding Our Reach**: With a passionate local following, we're poised to grow our distribution and presence across the Southeast, sharing our unique brews with a broader audience.

- **Enhancing the Experience**: Your investment will help us expand our brewing capacity, improve production efficiency, and elevate our taproom experience to better serve our community.

- **Commitment to Independence**: We value our independent roots, ensuring that every dollar raised supports our mission of craft, quality, and community engagement.



The 13 Stripes Brewing Family gathers at the brewery

Overview

13 Stripes Brewery is more than just a place to enjoy exceptional beer; it's a testament to the spirit of independence and community. Our name reflects the original thirteen colonies, symbolizing unity and a shared vision. We draw inspiration from history to create beers that tell a story, fostering a sense of belonging among our patrons.

Our taproom serves as a communal space where stories are shared, and connections are made. With your support, we aim to enhance this experience, honoring the legacy of those who came before us while paving the way for future generations.



The Opportunity

13 Stripes Brewery is entering an exciting new phase with its upcoming move to **Hampton Station**, one of Greenville's most vibrant and creative community destinations. Nestled along the Swamp Rabbit Trail, Hampton Station offers the ideal environment to grow our brand —surrounded by fellow craft businesses, artisan shops, and a high-traffic, experience-driven audience.

This move is more than just a change of location—it's the launchpad for our next stage of growth. Your investment will help us:

- **Expand Brewing Capacity** – The new space provides the infrastructure and flexibility needed to scale production and improve distribution across the region.

- **Enhance the Taproom Experience** – Our new taproom at Hampton Station will be more accessible, more immersive, and a more powerful brand showcase—offering guests a premium experience in a destination setting.

- **Develop New Beer Styles** – With additional brewing space and equipment, we can experiment with seasonal and specialty releases while preserving the legacy of our traditional-style offerings.

- **Increase Regional Presence** – The visibility and foot traffic at Hampton Station will boost our brand awareness and accelerate our push to become a household name across the Southeast.





Why Invest?

• **Proven Brand Loyalty**

13 Stripes has earned a strong reputation and loyal customer base throughout the Upstate, driven by consistent quality and a compelling brand story.

• **Significant Growth Potential**

The upcoming move to Hampton Station creates opportunities to increase production, expand distribution, and reach new audiences in Greenville and for distribution throughout the Southeast

• **Purpose-Driven Brewing**

Our mission is to craft timeless beers rooted in tradition, quality, and independence, guided by a deep respect for heritage and craft.

• **Community-Centered Approach**

More than a brewery, 13 Stripes is a gathering place that fosters meaningful connections and reflects the values of the community we serve.


GENUINELY
INDEPENDENT
13 STRIPES

Financial Targets

The move to Hampton Station is expected to significantly enhance 13 Stripes Brewery's capacity, visibility, and revenue potential. The new space will allow for increased on-site sales, expanded food offerings, and greater distribution reach, positioning the company to capture more of the rapidly growing Greenville craft beer market.

13 Stripes Financial Targets

	Feb 2026	Jun 2026	Sep 2026	Dec 2026	TOTAL 2026	2027	2028
Sales							
Draught Beer	36,566	73,383	83,609	85,559	860,697	952,267	1,047,493
Beer Distribution	16,396	53,072	35,680	35,680	391,609	430,770	473,846
Food	24,014	47,072	50,150	50,150	545,615	600,176	660,194
Other	8,702	16,948	20,486	19,798	219,447	240,635	263,966
Total Sales	85,678	190,674	171,825	191,176	2,022,367	2,223,747	2,444,599
COGS							
Brewside	7,956	25,889	25,889	25,889	276,422	341,097	375,323
Food	9,342	25,860	20,860	20,860	226,247	275,241	302,577
Other	3,684	12,238	12,238	12,238	130,626	161,473	177,510
Total COGS	20,683	58,986	58,986	58,986	633,295	778,311	855,810
Gross Profit %	75.9%	69.1%	65.7%	69.1%	68.7%	65.0%	65.0%
Operating Expenses							
Payroll	40,660	41,803	44,924	44,924	528,107	580,918	609,964
Lease	6,342	12,089	12,089	12,089	139,919	146,699	153,160
Utilities	2,853	2,684	3,098	3,294	35,076	36,829	38,671
Marketing, Advertising, Subscriptions	1,810	1,716	2,175	2,175	25,369	26,637	27,969
Events	156	776	547	547	16,528	17,354	18,222
Insurance, Licenses, Taxes	3,849	9,269	4,568	4,568	65,479	67,901	75,430
Equipment & Supplies	3,226	3,325	3,103	3,103	39,433	41,405	43,475
Other	10,024	11,859	11,890	12,515	140,320	149,882	158,202
Total OpEx	68,920	83,522	82,894	83,216	990,231	1,068,625	1,120,192
Net Operating Income	(3,824)	48,167	29,945	48,975	398,841	376,810	468,798

13 Stripe's financial targets show total sales growing to more than **$2.2 million in 2026**, with continued increases in 2027 and 2028 as operations at the new location mature. This growth is expected to improve operating efficiencies and drive higher profitability, with targetted net operating income approaching **$390,841 in 2026** and growing over the subsequent years

Based on these projections, the company is targeting an **internal rate of return (IRR) to investors of over 20%** with this investment**.** While actual results will vary, the combination of increased production capacity, a prime location, and a strong brand presence provides a compelling growth opportunity.

Key highlights from management's targets:

- **Strong launch year**: In 2026, the first full year at Hampton Station, total sales are projected at **$2.2 million** with net operating income of approximately **$390,000**.

- **Margin strength**: Gross profit margins are expected to remain near **69%**, reflecting efficiencies from increased capacity and streamlined operations.

- **Sustained growth**: Sales are projected to increase to **$2.34 million in 2027** and **$2.45 million in 2028**, driven by a growing customer base, increased brand recognition, and continued optimization of the new space.

- **Scalable model**: The Hampton Station location is designed to accommodate higher production volumes, expanded food service, and increased event programming without proportionally increasing overhead.

- **Long-term profitability**: Net operating income is projected to rise to **$380,000+ in 2027** and nearly **$489,000 by 2028**, positioning the company for strong investor returns over time.

Please note - these exhibits are based on a sample pro forma from the Company (not produced by Vicinity) based on Company targets, and is not a guarantee of results or returns. In the event of company failure, there is a chance investors lose their money.

Investment Summary

Preferred Equity Round Terms:

Raise Maximum - $1.2M

Pre-money valuation - $2.8M

Preferred Return - 8%

Shares Price: $27.72

Minimum Investment: $2,494.80

Bonus Shares:

The Company will provide certain membership-based bonus allocations to eligible investors at the time of their investment, and such eligibility is based on the criteria described below, the satisfaction if which shall be determined by the Company in its sole discretion. Bonus allocations are awarded in the form of additional Class A Membership Units ("Bonus Units") rounded up to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonuses

- **VentureSouth Members** – Investors who are active members of **VentureSouth** at the time of their investment will receive additional Non-Voting Preferred Units equal to ten percent (10%) of the number of Non-Voting Preferred Units purchased in this Offering. For example, an eligible VentureSouth member purchasing 1,000 Non-Voting Preferred Units would receive an additional 100 Bonus Units at no additional cost.

- **Vicinity Venture Club Members** – Investors who are active members of the **Vicinity Venture Club** at the time of their investment will receive additional Non-voting Preferred Units equal to five percent (5%) of the number of Non-Voting Preferred Units purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 1,000 Non-Voting Preferred Units would receive an additional 50 Bonus Units at no additional cost.

Preferred Return

Each Non-Voting Preferred Unit is entitled to a cumulative, but non-compounding, Preferred Return (the "Preferred Return") of 8% per year on the holder's Unreturned Preferred Capital Contribution.

Distribution Waterfall

The order of distributions for the company will be as follows:

- First, Non-Voting Preferred Units for unpaid Preferred Return

- Second, to Non-Voting Preferred Units for return of capital

- Third, to Common Units in an amount equal to the aggregate distributions made to Non-Voting Preferred Units

- Fourth, to both Non-Voting Preferred and Common Units pro rata.

Our People



Kenworth Reeves, Cofounder

Kenworth Reeves, Jr. is an entrepreneur and business owner based in Greenville, SC. He co-founded 13 Stripes Brewery and responsible for sales and marketing.



Aaron Robinson, Co-founder and COO

Co-founder of 13 Stripes Brewery and Cheif Operations Officer. Aaron started his career in marketing before partnering with 13 Stripes. Since then he has worked running all aspects of the business including marketing, staffing, event coordinating, logistics, and distribution. He is also a husband and father of three.



Jeremy Bailey, Co-founder and Head Brewer

Co-founder of 13 Stripes Brewery and current Head of Brewing Operations. Jeremy started his career in manufacturing but had a huge interest in food/beverages, and the brewing process. Since opening he has overseen thousands of barrels of beer production, logistics for the brewing operation, beer recipes, and cultivating our BBQ/food experience.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity here.



Ventures

1708-C Augusta St. #115
Greenville, SC29605

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This website, vicinityventures.co ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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